Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-251081

PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated December 3, 2020

New Issue	December 4, 2020

SEABRIDGE GOLD INC.

US$105.225 Million
6,100,000 Common Shares

Seabridge Gold Inc. (“Seabridge” or the “Company”) is hereby qualifying for distribution 6,100,000 common shares (the “Offering”) of the Company (the “Common Shares”) at a price of US$17.25 per Common Share (the “Offering Price”). The terms of the Offering were determined by negotiation between the Company and Cantor Fitzgerald Canada Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”) on behalf of a syndicate of underwriters including B. Riley Securities, Inc., Canaccord Genuity Corp., Roth Capital Partners, LLC and Red Cloud Securities Inc. (together with the Lead Underwriter, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 4, 2020 among the Company and the Underwriters. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and the New York Stock Exchange (the “NYSE”) under the symbol “SA”. On December 2, 2020, the closing price of the Common Shares on the TSX and the NYSE was CDN$25.44 and US$19.67 per Common Share, respectively. The Company has applied to list the Common Shares offered hereby on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the customary listing requirements of the TSX and the NYSE.

The net proceeds from the Offering will be used by the Company to finance the Acquisition (as defined herein) and any surplus funds will be used for general working capital. See “Use of Proceeds” and “The Acquisition”.

Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” in this Prospectus Supplement and the “Risk Factors” section beginning on page 33 of the accompanying short form base shelf prospectus (the “accompanying Prospectus” or the “Prospectus”) and in the documents incorporated by reference herein and therein for a discussion of certain risks that you should consider in connection with an investment in the Common Shares.

Price: US$17.25 per Common Share

	Public Offering Price		Underwriting Commission(1)		Net Proceeds to the Company(2)
Per Common Share	US$	17.25	US$	0.69	US$	16.56
Total(3)	US$	105,225,000	US$	4,209,000	US$	101,016,000

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash commission (the “Underwriters’ Fee”) equal to 4.0% of the aggregate gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering estimated to be an aggregate of US$800,000, which will be paid from the proceeds of the Offering.

(3)	If the Over-Allotment Option (as defined herein) is exercised in full, the gross proceeds of the Offering, Underwriters’ Fee and net proceeds to the Company (before deducting expenses of the Offering) will be $115,747,500, $4,629,900 and $111,117,600, respectively. This Prospectus Supplement and Prospectus also qualify for distribution the Over-Allotment Option and the Common Shares issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Company has also granted to the Underwriters an option (the “Over-Allotment Option”) exercisable, in whole or in part and from time to time, at the sole discretion of the Underwriters, at any time up to 30 days following the Closing Date, to purchase an additional 610,000 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters, as principals, conditionally offer the Common Shares offered hereby, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under the heading “Plan of Distribution” and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Bennett Jones LLP with respect to certain Canadian legal matters, and by Cooley LLP with respect to certain United States legal matters.

The Underwriters propose to offer the Common Shares to the public initially at the price specified on the cover page of this Prospectus Supplement. If all of the Common Shares offered hereby are not sold at the price specified in this Prospectus Supplement, the Underwriters may decrease the offering price and change the other selling terms. The compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by the purchasers for the Common Shares offered hereby is less than the gross proceeds paid by the Underwriters to the Company. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Company. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to occur on or about December 9, 2020, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”).

Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp. may sell Common Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co. and Canaccord Genuity Inc., respectively, each of which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Common Shares into the United States or other jurisdictions outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Common Shares outside of Canada and the United States.

None of B. Riley Securities, Inc. or Roth Capital Partners, LLC is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Common Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada.

It is expected that the Company will arrange for the instant deposit of the Common Shares distributed under this Prospectus Supplement under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depositary Trust Company (“DTC”) and deposited with CDS or DTC on the Closing Date. No certificates evidencing the Common Shares are expected to be issued to purchasers of the Common Shares. In such event, purchasers of Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Common Shares is purchased.

The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters. The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Plan of Distribution”.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies, which are prepared under United States generally accepted accounting principles, or “US GAAP”. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain Income Tax Considerations For U.S. Holders” and “Certain Canadian Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process” in the Prospectus and see “Enforceability of Civil Liabilities”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Prospectus Supplement

S-i

Prospectus

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GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of qualifying the securities to be issued pursuant to the Offering. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company and the Underwriters are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of that document. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Seabridge” or the “Company” include Seabridge Gold Inc. and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying Prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein, in the accompanying Prospectus and in the documents incorporated by reference herein and in the accompanying Prospectus may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Without limiting the foregoing, this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, use the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

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U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. The definitions of proven and probable reserves used in NI 43-101 also differ from the definitions in SEC Industry Guide 7. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. The SEC has adopted amendments to its disclosure rules to modernize its mineral property disclosure requirements, with compliance required for the first fiscal year beginning on or after January 2, 2021. These rules replace Industry Guide 7. When effective, the new rules will replace the currently effective rules, and they will also differ in certain ways from NI 43-101.

Accordingly, information concerning descriptions of reserves and resources contained in this Prospectus Supplement and the accompanying Prospectus, or in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying Prospectus, have been prepared in accordance with IFRS. IFRS differs in some material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”) and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, financial information included or incorporated in this Prospectus Supplement and the accompanying Prospectus may not be comparable to financial information prepared by companies in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying Prospectus, are presented in Canadian dollars. In this Prospectus Supplement and the accompanying Prospectus, references to “CDN$” are to Canadian dollars and references to “US$” or “$” are to United States dollars. On December 3, 2020, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.7764.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2020, December 31, 2019 and December 31, 2018, as quoted by the Bank of Canada, were as follows:

	Period from January 1, 2020 to September 30, 2020	Year Ended December 31
		2019	2018
	(expressed in Canadian dollars)
Highest rate during period	1.4496	1.3600	1.3642
Lowest rate during period	1.297	1.2988	1.2288
Average rate during period	1.3541	1.3269	1.2957
Rate at the end of period	1.3339	1.2988	1.3642

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including the completion of the Offering and the Acquisition; the use of proceeds and the expected timing of the Offering; the expected Acquisition closing date and anticipated sources of financing thereof; the fact that closing of the Acquisition is conditioned on certain events occurring; the receipt of all necessary regulatory and stock exchange approvals pertaining to the Offering and the Acquisition; the anticipated benefits of the Acquisition; production, capital, operating and cash flow estimates relating to the existing assets of the Company; business transactions such as the potential sale or joint venture of either or both of the Company’s KSM Project and Courageous Lake Project (each as defined in the 2019 AIF (as defined herein)) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project or Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects, the Acquisition and the Offering; (6) the satisfaction of all conditions of closing of the Acquisition and the Offering, and successful completion of the Acquisition and the Offering within the anticipated timeframe; (7) the fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement; (8) the realization of the anticipated benefits and synergies of the Acquisition, in the timeframe anticipated or otherwise; and (9) the absence of significant undisclosed costs or liabilities associated with the Acquisition.

S-v

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the inability of the Company or any other relevant parties to satisfy all conditions of closing the Offering;

●	the inability of the Company or any other relevant parties to satisfy all conditions of closing the Acquisition;
●	the Offering or the Acquisition not being completed within the anticipated timeframe, including due to failure to receive all necessary regulatory and stock exchange approvals or the completion of the Offering and the failure to satisfy the necessary conditions of or otherwise complete the Acquisition;
●	the inability or failure of the Underwriters to satisfy their obligations pursuant to the Underwriting Agreement;
●	the occurrence of an event which would allow the Underwriters to terminate their obligations under the Underwriting Agreement;
●	the inability of the Company to realize the anticipated benefits of the Acquisition, in the timeframe anticipated or at all;
●	the presence of significant undisclosed costs or liabilities associated with the Acquisition;
●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
●	risks related to the Company’s ability to continue its exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;
●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;
●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;
●	uncertainty of estimates of capital costs, operating costs, production and economic returns and lives of mines;
●	risks related to commercially producing precious metals from the Company’s mineral properties;
●	risks related to fluctuations in the market price of gold, copper and other metals;
●	risks related to fluctuations in foreign exchange rates;
●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in exploration or mining, which may be uninsurable or not insurable in adequate amounts;
●	risks related to obtaining and maintaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;
●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;
●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
●	increased competition in the mining industry;
●	the Company’s need to attract and retain qualified management and personnel;
●	risks related to possible conflicts of interest due to some of the Company’s directors’ and officers’ involvement with other natural resource companies;
●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;
●	the Company’s classification as a “passive foreign investment company” under the United States tax code;
●	risks associated with the use of information technology systems and cybersecurity;
●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Company during the 2014, 2015 and 2016 financial years which the Company has renounced to subscribers of flow-through share offerings between 2013 and 2015 and the CRA’s proposal to reduce such renunciations to such subscribers, including the Company’s potential exposure to costs and penalties;
●	the reassessment by the CRA of the Company’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

S-vi

●	risks related to the dilution of shareholders’ interest; and
●	risks related to the Company’s broad discretion in the use of the net proceeds of the Offering.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the annual information form of the Company dated March 27, 2020 for the year ended December 31, 2019 and filed on SEDAR on March 27, 2020 under National Instrument 51-102 – Continuous Disclosure Obligations (the “2019 AIF”), each under the heading “Risk Factors”, elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

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SUMMARY

The following summary contains basic information about the Company and the Offering and is not intended to be complete. This description does not contain all of the information about the Company and its assets and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus Supplement, the “Risk Factors” section beginning on page 33 of the accompanying Prospectus and the “Risk Factors” section beginning on page 3 of the 2019 AIF.

The Company

Seabridge is a gold resource company whose principal properties are the KSM project (for Kerr-Sulphurets-Mitchell) located in northern British Columbia, Canada (the “KSM Project”) and the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”). The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (KSM) Inc., KSM Mining U.L.C., SnipGold Corp. (“SnipGold”), Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (Yukon) Inc., incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold Corporation, 5555 Gold Inc. and 555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects as of December 31, 2019.

Notes:

1.	Certain non-material subsidiaries of the Company have been omitted.
2.	Snipgold, through one of its subsidiaries, owns 95% of certain of the claims.
3.	The Company has entered into option agreements under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

The Company owns seven mineral properties, four of which have gold resources, and its material properties are its KSM Project and its Courageous Lake Project. The Company holds a 100% interest in each of its properties other than a small portion of the Iskut project located near Stewart, British Columbia, Canada (the “Iskut Project”), in which it owns a 95% interest. The Quartz Mountain Project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this Prospectus, over 80% of the mineral resources at all of the Company’s projects combined are at the KSM Project. The Company’s development work in 2020 will be on the KSM Project and its main exploration efforts in 2020 are focused on the Iskut Project and the Snowstorm Project (as defined herein). The Company is not currently planning to carry out significant work at its Courageous Lake Project in 2020, as it will instead focus on the KSM Project, Iskut Project and Snowstorm Project. The Company considers that each of the Iskut Project and the Snowstorm Project have good potential for a meaningful discovery. At the Iskut Project, the Company will focus on drilling the porphyry target below the Quartz Rise lithocap. At Snowstorm, the Company plans to complete drilling of two target concepts in 2020. At the KSM Project, proposed work involves advancing development of the KSM Project to maintain a schedule that would allow a partner to reach a construction decision and have construction substantially started before expiry of the Company’s extended environmental assessment certificate on July 29, 2024. At the Company’s 3 Aces project, which is 100% owned by Seabridge Gold (Yukon) Inc., the Company intends to assemble all of the historic data into a three-dimensional model and identify targets to potentially drill in 2021. None of the foregoing work requires the proceeds of the Offering to enable completion.

The documents incorporated by reference herein, including the Prospectus, and documents incorporated by reference into the Prospectus, including the 2019 AIF, contain further details regarding the business of Seabridge. See “Documents Incorporated by Reference.”

The Acquisition

KSM Mining ULC (a wholly-owned subsidiary of the Company) entered into a property purchase agreement with Pretium Exploration Inc. and Pretium Resources Inc. dated December 4, 2020 pursuant to which KSM Mining ULC agreed to acquire all property, assets and rights relating to the mineral claim commonly known as the “Snowfield Property”. The Snowfield Property is immediately adjacent the Company’s KSM project (for Kerr-Sulphurets- Mitchell) located in northern British Columbia, Canada. If acquired, the Company does not believe the Snowfield Property will be among the properties considered to be material to the Company. The net proceeds from the Offering will be used almost entirely by the Company to finance the Acquisition. See “The Acquisition.”

The Offering

The Offering consists of 6,100,000 Common Shares at a price of $17.25 per Common Share. See also “Plan of Distribution” for details regarding the Underwriters’ Fee. In addition, the Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 610,000 Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The principal risk factors to which the Company business and its Common Shares are subject are presented in detail in the 2019 AIF. The following is an abbreviated list of risk factors. These risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in the Common Shares, investors should carefully consider the risk factors set out below, in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

Risks Relating to the Company and its Industry

In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the 2019 AIF and the Company’s annual and interim management’s discussion and analysis for the year ended December 31, 2019 and the three and nine months ended September 30, 2020 (as well as any future such documents incorporated by reference herein) in evaluating the Company and its business before making an investment in the Common Shares.

Potential Undisclosed Costs or Liabilities Associated with the Acquisition

Following the Acquisition, the value of the Snowfield Property will be exposed to the historic liabilities relating to the Snowfield Property. Although the Company has conducted what it believes to be a prudent level of investigation in connection with the Acquisition, there may be liabilities and contingencies with respect to the Snowfield Property that the Company was not able to discover or was unable to quantify, or improperly quantified, in its due diligence and which could have a material adverse effect on the Company’s business and financial condition if the Acquisition is completed. Only certain of these events may entitle the Company to claim indemnification under the Acquisition Agreement for such liabilities and contingencies. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, in each case subsequent to the completion of the Acquisition, could have a material adverse effect on the Company’s business, financial condition or future prospects.

Risks Related to the Snowfield Property

Except as described herein, the risk factors applicable to the Snowfield Property are substantially the same as those applicable to the Company and its existing projects, which are further described in the information incorporated by reference in this Prospectus Supplement.

Integration of the Snowfield Property

Although management of the Company believes that the Snowfield Property can be successfully integrated into the proposed development plans in respect of the Company’s KSM Project, there can be no assurance that this will be the case or that the resulting integrated development plan will provide meaningful advantages over its current development plans for its KSM Project. The integration of the Snowfield Property may result in significant unforeseen challenges, and management of the Company may be unable to successfully integrate Snowfield into the KSM Project such that it yields economic improvements. The Company retains the discretion to change its development plans based on management’s business judgment. Its current development plans may be abandoned or altered when and as determined by its board of directors; however, the Snowfield Property is not currently included in the Company’s development plan for the KSM Project.

Failure to Realize Acquisition Benefits

The Company believes that the Acquisition will provide benefits for the Company. However, there is a risk that some or all of the expected benefits will fail to materialize, or may not occur within the time periods anticipated by management of the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

The Company Could Fail to Complete the Acquisition or Complete the Acquisition on Different Terms

The completion of the Acquisition is subject to the satisfaction of a number of conditions and may not occur. These conditions include, among others, (i) obtaining necessary approvals; (ii) performance by each party of its obligations and covenants; and (iii) the successful completion of the Offering. If these conditions are not met or the Acquisition is not completed, the Company would not realize any anticipated benefits from the Acquisition.

There can be no assurance that even if the Acquisition is completed, it will be completed on the same or similar terms to those set out in this Prospectus Supplement. In addition, the ongoing business of the Company may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Acquisition, and the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Company’s securities, particularly if the market price reflects market assumptions that the Acquisition will be completed or completed on certain terms.

The Offering is not conditional on the concurrent completion of the Acquisition. Therefore, if the Acquisition does not close, the net proceeds of the Offering will be redirected, at the discretion of management and the directors of the Company, for use on other spending priorities of the Company.

Risks Relating to the Common Shares and the Offering

The trading price for the Company’s securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Seabridge’s business, certain factors such as the Company’s announcements and the public’s reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Seabridge’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2020, the closing price of the Common Shares on the TSX has ranged from a low of $7.37 to a high of $28.48 and on the NYSE has ranged from a low of US$5.25 to a high of US$21.86.

Any negative change in the public’s perception of the Company’s business, operations, assets or prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Seabridge’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Seabridge’s management’s attention and resources.

Shareholders’ interest may be diluted in the future.

The Company likely requires additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer immediate dilution in the net tangible book value of their shares. Moreover, the issuance of Common Shares pursuant to this Offering from time to time will dilute the interests of existing or future shareholders.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge’s ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds from the Offering if the Acquisition is not completed and investors will be relying on the judgment of management regarding the application of these proceeds. Investors will not be entitled to recover their investment or a return of their subscription proceeds in the event that the Acquisition is not completed and the proceeds raised from the Offering are allocated by the Company for other purposes. In such a case, management of the Company could spend most of the net proceeds from the Offering in ways that the Company’s security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as indicated in the discussion under “Use of Proceeds”. However, it is possible that the Acquisition may not be completed and the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company’s current expectations.

THE ACQUISITION

Background

KSM Mining ULC (a wholly-owned subsidiary of the Company) (“KSM”) entered into a property purchase agreement with Pretium Exploration Inc. (“Pretium”), a wholly-owned subsidiary of Pretium Resources Inc. (“Pretium Resources”), and Pretium dated December 4, 2020 (the “Acquisition Agreement”) pursuant to which KSM agreed to acquire all property, assets and rights relating to the mineral claim commonly known as the “Snowfield Property” (the “Snowfield Property”) for the payment of cash consideration of US$100 million (the “Cash Payment”), the granting of a 1.5% net smelter returns royalty in respect of minerals produced from the claims comprised the Snowfield Property (the “Snowfield NSR”) and the payment to Pretium of a cash payment of US$20 million (the “Deferred Payment”) within six months following the announcement by KSM of the completion of a feasibility study recommending placing the KSM Project (as defined below) into commercial production if such study includes reserves from the Snowfield Property (the “Acquisition”). The Snowfield NSR is subject to a right of first refusal granted to the Company in the event that Pretium wishes to sell the Snowfield NSR. US$15 million of the Deferred Payment will be treated as an advanced royalty payment to be credited against amounts payable pursuant to the Snowfield NSR. Pursuant to the Acquisition Agreement, KSM will acquire a 100% interest in the mineral claim (509216) totalling 2,142.2 ha in area which comprises the Snowfield Property subject to the royalties as described below under “Description of the Snowfield Property – Location and Access”.

The Snowfield Property is immediately adjacent to the Company’s KSM project (for Kerr-Sulphurets- Mitchell) located in Northern British Columbia, Canada (the “KSM Project”).

Completion of the Acquisition is subject to customary closing conditions as set forth in the Acquisition Agreement including the accuracy of representations and warranties, the performance of covenants, no material adverse effect, the receipt of TSX approval and the completion of the Offering. Closing of the Acquisition is expected to occur on or about December 18, 2020. The cash required to close the Acquisition will be funded by the aggregate net proceeds of the Offering. See “Use of Proceeds”.

The Acquisition Agreement may be terminated prior to the closing date of the Acquisition: (i) by the mutual written agreement of KSM and Pretium; (ii) by either KSM or Pretium if (A) the closing of the Acquisition does not occur on or prior to March 4, 2021 (the “Outside Date”) provided that a party may not terminate the Acquisition Agreement if the failure to close the Acquisition has been cause by a breach of that party of any of its representations or warranties or the failure by that party to perform any of its covenants under the Acquisition Agreement, or (B) any law is enacted that makes the Acquisition illegal or otherwise prohibits KSM or Pretium from completing the Acquisition; (iii) by Pretium, if a breach of any representation or warranty or failure to perform any covenant on the part of KSM under the Acquisition Agreement occurs that would cause any precedent to the obligations of Pretium not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any wilful breach shall be deemed to be incurable; or (iv) by KSM, if a breach of any representation or warranty or failure to perform any covenant on the part of Pretium under the Acquisition Agreement occurs that would cause any condition precedent to the obligations of KSM not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any wilful breach shall be deemed to be incurable.

The Company does not consider the Snowfield Property to be material to the Company, if acquired, and the Acquisition is not a significant acquisition for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Acquisition Rationale

The rationale for purchasing the Snowfield Property relates to its potential to be incorporated into a new development plan for the KSM Project and improve the expected economic performance of the KSM Project. The acquisition of the Snowfield Property is also being contemplated to facilitate the Company addressing a number of access and control issues relating to environmental management of the Company’s KSM Project, with the potential ultimately to yield better environmental performance of the KSM Project at a lower cost. The Company does not consider the acquisition of the Snowfield Property nor the increase in mineral resources of the Company arising from the acquisition of the Snowfield Property to be material to the Company. As a stand-alone property owned by the Company, the Snowfield Property would not be material to the Company and, if it is considered part of the KSM Project, insufficient engineering work has been done to determine how it could be integrated into the KSM Project to know its impact.

DESCRIPTION OF THE SNOWFIELD PROPERTY

Location and Access

The Snowfield Property is composed of one mineral claim (509216) totaling 2,142.2 ha in area. The Company has agreed to purchase a 100% interest in the Snowfield Property under the Acquisition, subject to:

(a)	an existing 1% NSR royalty on a portion of the mineral claim, which NSR royalty is capped at US$650,000; and

(b)	a 1.5% NSR royalty in favour of Pretium on the entire claim.

The Snowfield Property falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (LRMP) area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

The Snowfield Property is situated approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine.

The Snowfield Property is located in the Boundary Range of the Coast Mountain physiographic belt along the western margin of the Intermontane Tectonic Belt. The local terrain is generally steep with local reliefs of 1000 m from valleys occupied by receding glaciers, to ridges at elevations of 1200 m asl. Elevations within the project area range from 1000 m along the Mitchell Glacier to 1960 m asl along the ridge between the Mitchell and Hanging Glaciers. At the gossanous Snowfield deposit, the relief is relatively low to moderate.

The Snowfield Property lies immediately east of Seabridge Gold’s KSM Project and directly north of Pretium’s Brucejack mine. The Snowfield Property is situated in the same valley that hosts Seabridge’s Mitchell deposit (see map below). Disclosure in the 2019 AIF in respect of the KSM Project relating to its location and condition is generally applicable to the Snowfield Property.

History

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

From 1960 to 1980, Granduc Mines Limited (“Granduc”) carried out regional reconnaissance prospecting, mapping, and rock sampling over the entire Sulphurets area resulting in the discovery of several porphyry copper-molybdenum and copper-gold occurrences.

In 1980, Esso Minerals Canada (“Esso”) optioned the Sulphurets property and conducted detailed geological mapping, trenching, and rock geochemical sampling. The results of this work led to the discovery of the Snowfield, Quartz Stockwork, and Moly zones.

From 1981 to 1983 Esso continued exploring the Snowfield zone which appeared to have the potential for a large, low grade gold deposit. The company excavated and sampled 24 trenches, totaling 192 m in the Snowfield zone outlining a 240 m by 120 m area of gold mineralization with an average grade of 0.088 oz/t gold. Their work also discovered the Josephine zone with vein-hosted gold-silver mineralization.

In 1985, Esso terminated their option of the Sulphurets property. Newhawk Gold Mines Ltd. (“Newhawk”) and Granduc entered into a 60:40 joint venture agreement, with Newhawk operating. From 1985 to 1998, minor diamond drilling and sampling was completed by the Newhawk-.

In 1999, SSR Mining Inc. (formerly Silver Standard Resources Inc.) (“Silver Standard”) acquired the Sulphurets claim, including the Snowfield Property, through the acquisition of all of the shares of Newhawk. From 2006 to 2010, Silver Standard continued extensive drilling at the Snowfield Property. A first NI 43-101 compliant resource estimate was prepared in 2006 and updates to the resource estimate were completed in 2008, two in 2009 and another in 2010.

In 2010, Pretium purchased a 100% interest in the claims that make up the Snowfield Property and the Brucejack project area from Silver Standard.

In October 2010, Pretium filed a NI 43-101 Preliminary Economic Assessment for the combined Snowfield-Brucejack Project that was prepared by Wardrop Engineering Inc. and was based on information up to the end of 2009. The PEA from Wardrop Engineering Inc. recommended continuing with a pre- feasibility study on the Snowfield Property.

In 2010, Pretium completed additional drilling at the Snowfield Property. In 2011, Pretium filed a new NI 43-101 report incorporating the 2010 drilling titled “Technical Report and Updated Resource Estimate on the Snowfield Property” (the “2011 Snowfield Study”). The 2011 Snowfield Study was prepared by P&E Mining Consultants Inc. with an effective date of February 18, 2011.

Since 2017, Pretium has only reported expenditures on the Snowfield Property in in 2018, 2019 and 2020 relating to environmental work, but these expenditures are simply an allocation of a percentage of the overall environmental expenditures for Pretium’s operations in the area. There is currently no debt associated with the Snowfield Property and the British Columbia government has been satisfied with the posting of a CDN$100,000 bond to cover the reclamation liability associated with it.

The mineral claim that makes up the Snowfield Property is in good standing until 2031 and the only annual maintenance costs associated with owning the Snowfield Property are a US$1,666.67 annual advance minimum royalty payment.

Geology

The Snowfield Property and the surrounding Sulphurets district are underlain by the Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic and sedimentary rocks. The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn-sedimentary, and syn-intrusive faults have been inferred in the region. Minor thrust faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist. Based upon geological mapping, petrographic studies, and recent drilling results, the mineralized rocks are interpreted to be a subaerial and subaqueous volcanic arc sequence forming a moderate north-westerly-dipping sequence of predominantly andesitic autochthonous breccia flow, lithic, crystal, and lapilli tuff.

The Sulphurets Thrust Fault, situated approximately one km west of the Snowfield Deposit, is a west dipping, northerly-striking structure that places Triassic Stuhini Group over the Lower Jurassic, Hazelton Group rocks, part of the regional Mesozoic Skeena fold and thrust belt. The Mitchell Thrust Fault, located in the Mitchell Valley, separates quartz-syenite and volcanic rocks above it from dominantly intrusive rocks of the Mitchell deposit beneath. Two northerly-striking, post-mineralization high-angle faults are east and west of the Snowfield Zone, the Brucejack and Snowfield Faults respectively. The left-lateral and eastside-down, vertical Snowfield Fault formed during southeast directed thrusting which produced the Mitchell and Sulphurets thrusts preserving the Snowfield Deposit. The Brucejack Fault is a more regional northerly-striking structure that transects the Sulphurets district, truncating geological features and influencing topography.

The Snowfield Deposit is a near-surface, low grade, bulk tonnage, porphyry-style gold deposit with associated silver, copper, molybdenum and rhenium mineralization.

Gold mineralization is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks that contain 1% to 5% disseminated pyrite, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

Sampling, Analysis and Data Verification

Exploration programs on the Snowfield Property have been conducted by various operators following different sampling procedures. After acquiring the Snowfield Property, Pretium established establish procedures for logging core, security of samples and sample preparation. Samples were analysed and tested by fire assay by the ALS Chemex lab in Vancouver. In September, 2010, independent verification sampling was done on the diamond drill core and generally it returned results consistent with the results reported by Pretium. A QA/QC program was followed by Pretium, including standard, blanks and duplicates, and the data verification process demonstrated the data was of excellent quality.

Mineral Resources

In the 2011 Snowfield Study, mineral resources were estimated from 192 drill holes totaling 76.4 km in length. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. Bulk density values were derived from a total of 601 measurements and applied per lithological unit. Conceptual optimized Whittle pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices are based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells were used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction. Mineral resources reported in the 2011 Study, and summarized in the table below, were calculated using a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell.

SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AUEQ. (1)(2)(3)

							Contained(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Gold (’000 oz)	Silver (’000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred(2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

(1)	Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)	The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium

Seabridge completed work to verify the resource estimate in the 2011 Snowfield Study using the data and assumptions used for the 2011 Snowfield Study and has concluded that the resource estimate in the 2011 Snowfield Study is relevant and reliable. No material work has been completed on the Snowfield Property since the February 2011 mineral resource estimate and Seabridge considers it a current estimate. William E. Threlkeld, Senior Vice President, Exploration of Seabridge, prepared or supervised the verification work performed by Seabridge on the 2011 Snowfield Property resource estimate. Mr. Threlkeld is a qualified person for the purposes of NI 43-101.

Planned Work

Seabridge believes that due to its close proximity to the KSM Project, the Snowfield deposit has the potential to be incorporated into the KSM Project as its fifth deposit. However, in order to ascertain whether the incorporation of the Snowfield Property resources can provide worthwhile economic improvements to the KSM Project, significant additional engineering, metallurgy and design work are required. Seabridge plans to undertake this work over the next several years. If engineering and design work show potential material improvements to the economics of the KSM project, the current development plan may be modified to capture such improvements.

USE OF PROCEEDS

The net proceeds of the Offering (assuming no exercise of the Over-Allotment Option), after payment of the Underwriters’ Fee of approximately $4,209,000 and expenses of the Offering to be $800,000, will be approximately $100,216,000. If the Over-Allotment Option is exercised in full, net proceeds of the Offering, after payment of the Underwriters’ Fee of approximately $4,629,900 and expenses of the Offering estimated to be $800,000, will be approximately $110,317,600.

The net proceeds of the Offering will be used by the Company to pay the entire Cash Payment payable in respect of the Acquisition, the expenses related to the Acquisition and any surplus funds will be used for general working capital. See “The Acquisition”.

In the event that the Acquisition is not completed, the net proceeds of the Offering will be used by the Company to (i) pay the expenses incurred related to the negotiation and completion of the Acquisition; (ii) continue to advance data collection at the KSM Property that will be required to complete final feasibility determination, which may include further drilling intended to raise inferred resources at the Iron Cap or Kerr deposits to a higher category and further engineering and environmental work; (iii) early work directed towards site capture at the KSM Property, which may include expanding camp facilities, advancing hydro power connection and other initial site preparation; and (iv) fund exploration activities at the Company’s earlier stage exploration projects. Any remaining funds will be used by the Company for general working capital requirements. See “Risk Factors”.

The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from the Offering in a manner other than as described in this Prospectus Supplement. As a result, management of the Company will retain broad discretion over the allocation of the net proceeds from the Offering. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 which are incorporated by reference in this Prospectus Supplement, there have been no material changes to the share and loan capital of the Company on a consolidated basis, except for the issuance of securities set forth under “Prior Sales”.

Upon completion of the Offering, it is anticipated that equity capitalization will increase by approximately $100,216,000, being the aggregate proceeds of $105,225,000, less commissions of $4,209,000 and estimated total offering expenses of $800,000. Additionally, 6,100,000 Common Shares will be issued at a price of $17.25 per Common Shares.

PRIOR SALES

The following table sets forth details of the Common Shares and securities convertible or exercisable into Common Shares which have been issued by the Company in the 12-month period prior to the date of this Prospectus Supplement:

Date of Issue	Type of Security	Number of Securities		Issue or Exercise Price per Security		Nature of Issue
September 3, 2019	Common Shares	15,000		$11.13		Exercise of Stock Options
September 6, 2019	Common Shares	100,000		$24.64		Non-Brokered Private Placement
April 16, 2020	Common Shares	1,200,000		$11.75		Non-Brokered Private Placement
May 15¸2020	Common Shares	240,000		$11.75		Non-Brokered Private Placement
June 11, 2020	Flow-Through Common Shares	345,000		$32.94		Brokered Private Placement
Nine Months Ended September 30	Common Shares	1,327,046	(1)	$21.94	(1)	At-The-Market Distributions(1)

Notes:

(1)	During the nine months ended September 30, 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s At-The-Market offering.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a general summary of the U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only. It is not a complete analysis or description of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;
●	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	A trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership, or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the acquisition, ownership, or disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Common Shares (whether or not any such transactions are undertaken in connection with the purchase of the Common Shares), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Common Shares and the ownership and disposition of such Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

As stated above, the Company has never paid a dividend and has no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be reported to them as a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or another qualifying income tax treaty with the United States that includes an exchange of information program that the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex; each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Common Shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

PFIC Status of the Company

Because the Company is not producing revenue from its mining operations, the Company believes that it may have been classified as a PFIC for its taxable years ended December 31, 2018 and 2019. If the Company is or becomes a PFIC, the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different from the foregoing description. The U.S. federal income tax consequences of acquiring, owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from active investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess gains over losses from the disposition of certain assets that produce passive income. If a non-U.S. company owns at least 25% (by value) of the stock of another company, the non-U.S. company is treated, for the purposes of the income test and asset test, as owning its proportionate share of the assets of the other company and as receiving directly its proportionate share of the other company’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any corporation that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

As stated above, the Company believes that it may have been classified as a PFIC for its most recent taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Common Shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares will not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

●	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years, or the U.S. Holder’s holding period for the Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

●	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;
●	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and
●	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Common Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. The Company generally provides this statement annually on its website. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC, which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Common Shares. However, there is no assurance that the Common Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid, generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. Company should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. Company by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a cash-basis U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Common Shares.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. Company. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. In addition, a U.S. Holder that makes transfers in a 12-month period in excess of certain thresholds to a foreign entity (such as the Company) may be required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 and IRS Form 926, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax.

Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to a holder who acquires the beneficial ownership of Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Underwriters, (ii) is not affiliated with the Company or the Underwriters, (iii) is not exempt from tax under Part I of the Tax Act, and (iv) acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) a Holder where an interest in such Holder would be a “tax shelter investment” (as defined in the Tax Act), (iii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iv) a Holder whose functional currency for purposes of the Tax Act is the currency of a country other than Canada, (v) a Holder who enters into a “derivative forward agreement” or “synthetic disposition arrangement” (as both terms are defined in the Tax Act) with respect to the Common Shares, or (vi) a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada and that is, or becomes as a part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length) for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in the Common Shares under the Offering.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative and assessing policies and practices of the CRA published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of Common Shares, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this Offering, having regard to their particular circumstances.

Currency Conversion

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares generally must be converted into Canadian dollars, including dividends, adjusted cost base and proceeds of disposition, using the single daily exchange rate as quoted by the Bank of Canada for the relevant day, or such other rate of exchange that is acceptable to the CRA.

Holders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and each subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Canadian Holders of Common Shares should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Canadian Holder (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally result in the Canadian Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year generally must be deducted from taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains. Capital gains realized by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

Dividends

Dividends received or deemed to be received on Common Shares held by a Canadian Holder will be included in computing the Canadian Holder’s income for the purposes of the Tax Act. Such dividends received by a Canadian Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or “subject corporation” (as defined in subsection 186(3) of the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

Holders Not Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Common Shares, in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends on Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Common Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and TSX), at the time of disposition, the Common Shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non- Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly, through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Common Shares may also be deemed to be “taxable Canadian property” pursuant to the Tax Act.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus Supplement, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2019
November	1,141,275	17.51	15.67	5,274,716	13.06	11.83
December	1,440,191	18.24	16.46	7,088,614	14.00	12.44
2020
January	1,549,866	18.79	16.32	7,465,585	14.31	12.45
February	1,589,400	18.80	12.99	8,491,854	14.15	9.65
March	5,071,373	16.38	7.37	20,493,704	11.68	5.25
April	3,285,095	20.10	12.70	17,284,494	14.47	8.99
May	2,186,833	23.10	19.03	12,306,880	16.67	13.51
June	2,056,963	23.94	19.24	10,577,164	17.62	14.08
July	1,928,535	27.38	23.48	9,842,033	20.44	17.00
August	2,143,246	27.50	22.56	8,845,631	20.73	17.02
September	2,087,554	26.71	23.26	6,896,826	20.23	17.28
October	1,147,670	26.50	24.25	5,004,975	20.05	18.28
November	1,971,058	28.48	23.12	8,536,191	21.86	17.71
December 1-3	204,294	25.57	24.31	963,813	19.83	18.76

On December 3, 2020, the closing prices of the Common Shares on the TSX and NYSE were CDN$24.97 and US$19.42 per Common Share, respectively.

PLAN OF DISTRIBUTION

The Company is offering the Common Shares offered hereby through the Underwriters named below. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of Common Shares listed next to its name in the following table:

Underwriters	Number of Common Shares
Cantor Fitzgerald Canada Corporation	3,965,000
B. Riley Securities, Inc.	610,000
Canaccord Genuity Corp.	610,000
Roth Capital Partners, LLC	610,000
Red Cloud Securities Inc.	305,000
Total	6,100,000

Under the terms of the Underwriting Agreement between the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have severally (and not jointly, nor jointly and severally) agreed to purchase from the Company on a bought deal basis, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 6,100,000 Common Shares at the Offering Price, payable in cash to the Company against delivery of the Common Shares. The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters with reference to the prevailing market price of the common shares on the TSX.

The Company has granted the Underwriters the Over-Allotment Option to buy up to 610,000 additional Common Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. The Underwriters have 30 days from the Closing Date to exercise the Over-Allotment Option. If the Underwriters exercise this option, they will each purchase the additional Common Shares issuable pursuant to the Over-Allotment Option approximately in proportion to the amounts specified in the table above. Under applicable securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify for distribution the Over-Allotment Option and the Common Shares issued pursuant to exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several, and may be terminated at their discretion on the basis of “disaster out”, “material change out” or may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

The Common Shares are offered subject to a number of conditions set forth in the Underwriting Agreement, including, but are not limited to:

●	receipt and acceptance of the Common Shares by the Underwriters;

●	approval of legal matters by their counsel, including the validity of the Common Shares; and

●	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of auditor comfort, officers’ certificates and legal opinions.

Subscriptions will be reserved subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for an electronic non-certificated instant deposit of the Common Shares to or for the account of the Underwriters with CDS or its nominee on the Closing Date, against payment of the aggregate purchase price for the Common Shares. A purchaser of Common Shares may receive only a customer confirmation from the registered dealer, which is a CDS participant, and from or through which Common Shares are purchased. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the accompanying Prospectus electronically.

The Offering is being made concurrently in the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers and sales of Common Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp. may sell Common Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co. and Canaccord Genuity Inc., respectively, each of which is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Common Shares into the United States or other jurisdictions outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Common Shares outside of Canada and the United States.

None of B. Riley Securities, Inc. or Roth Capital Partners, LLC is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Common Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Common Shares in Canada.

Commissions

Common Shares sold by the Underwriters to the public will be offered at the Offering Price set forth on the cover of this Prospectus Supplement. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Common Shares subject to the conditions stated therein, at the prices and upon the terms stated therein.

The Company estimates that the total expenses of the Offering payable by the Company, not including the Underwriters’ Fees, will be approximately US$800,000, which includes approximately US$250,000 of reimbursable expenses paid to the Underwriters. The following table shows the per Common Share and total Underwriters’ Fees the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option not exercised		Over-Allotment Option fully exercised
Per Common Share	US$	0.69	US$	0.69
Total	US$	4,209,000	US$	4,629,900

Indemnification and Contribution

Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities, including liabilities under applicable Canadian and U.S. securities legislation, and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

Price Stabilization

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with applicable market stabilization rules.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including: (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Common Shares and may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. The Underwriters may close out any covered short position with the Common Shares acquired on exercise of the Over-Allotment Option or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they purchased Common Shares through the Over-Allotment Option.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to pay to the Underwriters a portion of the Underwriting Commission received by it because the syndicate has repurchased Common Shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, on the NYSE, in the over-the-counter market or otherwise.

Affiliations

Some of the Underwriters and/or their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions.

Copies of this Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area, no offer of any securities which are the subject of the offering contemplated by this Prospectus Supplement has been or will be made to the public in that Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that Member State:

●	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

●	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order”, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person”.

This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This Prospectus Supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Prospectus Supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus Supplement and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Prospectus Supplement has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except:

o	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

o	where no consideration is given for the transfer; or

o	where the transfer is by operation of law.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which at December 4, 2020, 64,893,772 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The directors of the Company are authorized to create series of preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common Shares to the property and assets of the Company in the event of liquidation, dissolution or winding-up of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process” in the Prospectus.

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this Prospectus Supplement will be passed upon on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Underwriters by Bennett Jones LLP with respect to Canadian legal matters, and by Cooley LLP with respect to United States legal matters. At the date of this Prospectus Supplement, the partners and associates of DuMoulin Black LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Carter Ledyard & Milburn LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Thorsteinssons LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Cooley LLP beneficially own less than 1% of the Company’s outstanding securities.

DOCUMENTS INCORPORATED BY REFERENCE

The Prospectus, and the documents incorporated by reference in the Prospectus filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Common Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required, and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded by this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292, and are also available electronically on SEDAR at www.sedar.com and www.sec.gov/edgar.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the accompanying Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus solely for the purposes of the Offering.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying Prospectus under the heading “Documents Filed as Part of the Registration Statement”, the Underwriting Agreement and the consent of Thorsteinssons LLP has been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement relates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the accompanying Prospectus under “Interests of Experts” and remains current to the date hereof.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that we file with the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC at www.sec.gov.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, based on the current provisions of the Tax Act and the regulations thereunder, provided the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE) at a particular time or the Company continues to qualify as a “public corporation” for the purposes of the Tax Act at the particular time, the Common Shares will, at such particular time, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered retirement income fund (a “RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP), a registered disability savings plan (a “RDSP”), and a tax-free savings account (a “TFSA”).

Notwithstanding that the Common Shares may be qualified investments for a TFSA, RRSP, RRIF, RDSP or RESP (a “Registered Plan”), if the Common Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder of the TFSA or the RDSP, the subscriber of the RESP or the annuitant of the RRSP or the RRIF, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Common Shares will generally not be a prohibited investment for a Registered Plan if the holder, subscriber or annuitant, as the case may be, (a) deals at arm’s length with the Company for the purposes of the Tax Act, and (b) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Common Shares will not be a prohibited investment if the Common Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for a Registered Plan.

Purchasers of the Common Shares should consult their own tax advisers with respect to whether Common Shares would be prohibited investments having regard to their particular circumstances.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically at www.sedar.com and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 3, 2020

SEABRIDGE GOLD INC.

US$775 Million

COMMON SHARES

WARRANTS

UNITS

SUBSCRIPTION RECEIPTS

DEBT SECURITIES

Seabridge Gold Inc. (the “Company” or “Seabridge”) may offer for sale hereunder and issue, from time to time, in one or more series or issuances, of (i) common shares in the capital of the Company (“Common Shares”), (ii) warrants to purchase Common Shares (“Warrants”), (iii) units comprising Common Shares and Warrants (“Units”), (iv) subscription receipts exercisable for Common Shares, Warrants or Units (“Subscription Receipts”), and (v) debt securities (“Debt Securities”, and together with the Common Shares, Warrants, Units and Subscription Receipts, the “Securities”) of the Company, with the total gross proceeds not to exceed US$775 million during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. The Securities may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Securities offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus, when made final, will be effective for a period of 25 months and will replace our final short form base shelf prospectus dated April 29, 2019 (the “2019 Prospectus”). Once a receipt is obtained for this Prospectus from the securities regulatory authorities, no further offerings will be conducted under the 2019 Prospectus.

An investment in the Securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. Such annual financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. Seabridge may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities, if any, and will set forth the terms of the offering of the Securities, the method of distribution of Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) or other existing trading markets for the Securities, which prices may vary as between purchasers and during the period of distribution of the Securities, as set forth in an accompanying Prospectus Supplement. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in the Securities.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that the Company filed with the United States Securities and Exchange Commission (the “SEC”). This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Seabridge” or the “Company” includes Seabridge Gold Inc. and each of its subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, including those set out in SEC Industry Guide 7 under the U.S. Exchange Act (as herein defined), as interpreted by the staff of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the Canadian Institute of mining (“CIM”) standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM standards.

Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

In this Prospectus, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in Canadian dollars. Unless stated otherwise or the context otherwise requires, in this Prospectus and any Prospectus Supplement, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Currency Presentation and Exchange Rate Information”.

The annual financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with IFRS, and the interim financial statements, incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. IFRS differs in some material respects from U.S. GAAP and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, certain financial information included or incorporated in the Prospectus may not be comparable to financial information prepared by companies in the U.S.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral resource and reserve estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of a proposed mining operation.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects and this Prospectus.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Company’s ability to continue its exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks related to commercially producing precious metals from the Company’s mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the implementation of the concepts in the United Nations Declaration on the Rights of Indigenous Peoples in Canadian jurisdictions;

●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

●	increased competition in the mining industry;

●	the Company’s need to attract and retain qualified management and personnel;

●	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;

●	the Company’s classification as a “passive foreign investment company” under the United States tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s refund claim in respect of the British Columbia Mining Exploration Tax Credit; and

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s 2014 to 2016 inclusive Canadian exploration expenses, which were renounced to investors in flow-through shares between 2013 and 2015.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors”, elsewhere in this Prospectus and in documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this Prospectus, and the selected consolidated financial data derived therefrom included in this Prospectus, are presented in Canadian dollars. In this Prospectus, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. On December 2, 2020, the daily average rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.7732. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in Ontario, British Columbia, Alberta, Manitoba Saskatchewan, Nova Scotia and the Yukon (the “Commissions”) and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents of the Company, which have been filed with the Commissions, and filed with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	the annual information form of the Company dated March 27, 2020 for the year ended December 31, 2019 and filed on SEDAR on March 27, 2020 under National Instrument 51-102 (the “2019 AIF”) (incorporated by reference to Exhibit 99.1 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020) (File No. 001-32135);

b.	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis, filed on SEDAR on March 27, 2020 (incorporated by reference to Exhibit 99.2 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020) (File No. 001-32135);

c.	the unaudited interim condensed consolidated financial statements of the Company as at September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019, together with the notes thereto and related management’s discussion and analysis, filed on SEDAR on November 12, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on November 12, 2020) (File No. 001-32135);

d.	the management information circular of the Company dated May 6, 2020 prepared in connection with the Company’s annual meeting of shareholders held on June 25, 2020, filed on SEDAR on May 20, 2020 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on May 26, 2020) (File No. 001-32135);

e.	material change report dated April 1, 2020 in respect of the Company’s non-brokered private placement of 1,200,000 common shares of the Company at a price of $11.75 per share for gross proceeds of $14,100,000, filed on SEDAR on April 9, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on April 16, 2020) (File No. 001-32135); and

f.	material change report dated May 7, 2020 in respect of the updated Preliminary Economic Assessment for the KSM Project and the filing of a technical report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment Update, NI 43-101 Technical Report” with an effective date of April 30, 2020 (the “April 2020 KSM Report”), filed on SEDAR on May 7, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on May 13, 2020) (File No. 001-32135).

However, these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement (in the case of a report on Form-6K, if and to the extent expressly provided in such report).

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to NI 44-101, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of securities, disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of securities will be filed under the Company’s corporate profile on SEDAR at www.sedar.com. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of securities hereunder.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of common shares of the Company being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the information circular for the preceding annual general meeting of holders of common shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the KSM project (for Kerr-Sulphurets-Mitchell) located in Northern British Columbia, Canada (the “KSM Project”) and the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”). The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (KSM) Inc., KSM Mining U.L.C., SnipGold Corp. (“SnipGold”), Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (Yukon) Inc., incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold Corporation, 5555 Gold Inc. and 555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects as of December 31, 2019.

Notes:

1.	Certain of the Company’s subsidiaries have been omitted from the chart as they own no property.
2.	SnipGold, through Hattrick, owns 95% of 12 of the claims covering an area of approximately 4,339 ha, which claims are located in the northwest corner of the property more than 3 km from the area that is the current exploration focus.
3.	The Company has entered into option agreements under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

Summary Description of Business

The Company owns seven properties, four of which have gold resources, and its material properties are its KSM Project and its Courageous Lake Project. The Company holds a 100% interest in each of its properties other than a small portion of the Iskut project located near Stewart, British Columbia, Canada (the “Iskut Project”), in which it owns a 95% interest. The Quartz Mountain Project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this Prospectus, over 80% of the mineral resources at all of the Company’s projects combined are at the KSM Project. The Company’s development work in 2020 will be on the KSM Project and its main exploration efforts in 2020 are focused on the Iskut Project and the Snowstorm Project (as defined herein). The Company is not currently planning to carry out significant work at its Courageous Lake Project in 2020, while it focuses on the KSM Project, Iskut Project and Snowstorm Project. The Company considers that each of the Iskut Project and the Snowstorm Project have good potential for a sizeable discovery. At the Iskut Project, the Company will focus on drilling the porphyry target below the Quartz Rise lithocap. At Snowstorm, the Company plans to complete drilling of two target concepts in 2020. At the KSM Project, proposed work involves advancing development of the KSM Project to generate data that will be needed for a more detailed study of development of the KSM Project before expiry of the Company’s extended environmental assessment certificate on July 29, 2024. At the Company’s 3 Aces project, which is 100% owned by Seabridge Gold (Yukon) Inc., the Company intends to assemble all of the historic data into a three-dimensional model and identify targets to potentially drill in 2021.

KSM Project

The KSM Project is located within the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers north-northwest of Stewart, British Columbia.

The Current KSM Report

Tetra Tech Canada Inc. (formerly Tetra Tech, Inc.) (“Tetra Tech”) and Wood plc (formerly Amec Foster Wheeler) prepared the technical report entitled “2016 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update and Preliminary Economic Assessment” with an effective date of October 6, 2016 (the “2016 KSM Report”) in respect of the KSM Project.

In April 2020, Tetra Tech and Wood plc (formerly Amec Foster Wheeler) completed the April 2020 KSM Report in respect of the KSM Project, which included an updated preliminary economic assessment of the KSM Project. This alternate production scenario did not replace the Company’s preliminary feasibility study that was completed in 2016 (the “2016 PFS”), which was confirmed as current and restated in the April 2020 KSM Report.

In November, 2020, Tetra Tech and Wood plc (formerly Amec Foster Wheeler) completed the technical report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update, NI 43-101 Technical Report” dated November 9, 2020 but with an effective date of April 30, 2020 (the “Current KSM Report”). The Current KSM Report contains both an updated mineral resource estimate for the KSM Project and the 2016 PFS, including the work done to confirm its currency and is available under the Company’s profile at www.sedar.com.

The Current KSM Report reported that an extensive data verification exercise was conducted on the 2016 PFS to determine whether there had been any material changes to the information used in the 2016 PFS and whether the 2016 PFS could be considered current. The data verification checks used updated resource models with updated process recoveries and escalated cost assumptions and estimated that variances in total mill feed would be limited to +1.3% on mill feed tonnes, no change on gold grade, and +2.4% on copper grade.  These overall differences are not material to the 2016 PFS mineral reserves. The financial results using the 2016 PFS mine plan with updates to capital and operating costs, 3-year average metal prices and tax code revisions are also not materially different from the 2016 PFS financial results. Therefore, the results of the exercise verified that if the 2016 PFS were to be updated using the 2020 information, there would be no material change to outcomes of the 2016 PFS, its capital and operating costs, mineral reserves, or financial analysis. Since the 2016 PFS remains current, it was suitable to be restated unchanged in the Current KSM Report.

The 2016 PFS was designed to align with regulatory approvals for the KSM Project construction and operation included in federal and provincial Environmental Assessments.  The scope of the 2016 PFS mine design included open pits and underground mines to extract ore from the Mitchell, Sulphurets, Kerr and Iron Cap deposits. Ore is transported through access tunnels to a processing plant located in the Treaty Creek valley nearby provincial infrastructure where it is processed to produce saleable concentrate and doré. Process waste is stored in a tailings management facility.  The 2016 PFS is the only production plan for the KSM Project whose elements have been studied to the higher level of accuracy that must be met to convert mineral resources to mineral reserves and it is the production plan that has received environmental assessment approval.

The Current KSM Report supersedes the 2016 KSM Report and the April 2020 KSM Report and the following summary of the Current KSM Report supersedes the summary of the 2016 KSM Report in the Company’s 2019 AIF and the summary of the April 2020 KSM Report appearing in the Company’s Material Change Report dated May 7, 2020.

The following material in this section summarizes the information in the Current KSM Report.

Location and Climate

The KSM Project is situated about 950 km northwest of Vancouver, 65 km by air north-northwest of Stewart, BC and 21 km south-southeast of the former Eskay Creek Mine. The property is located at latitude 56.50° North and longitude 130.30° West (see Figure 1).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River and flows into the Pacific through Alaska. The proposed process plant and tailings management facility (“TMF”) will be located within the tributaries of Teigen and Treaty Creeks. Teigen and Treaty Creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass river flows to the Pacific Ocean entirely within Canada.

The climate is generally typical of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. Precipitation at the mine site has an estimated average of 1,652 mm and at the process plant and TMF area has an estimated average of 1,371 mm. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Local Resources, Infrastructure and Physiography

The KSM property lies in the rugged Coastal Mountains of northwest British Columbia, with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks. Valley glaciers fill the upper portions of the larger valleys from just below tree line and upwards.

Deep-water loading facilities for shipping bulk mineral concentrates exist in Stewart, and are currently utilized by the Red Chris Mine. Historically they have been used by several other mines in northern, BC. The nearest railway is the CNR Yellowhead route, which is located approximately 220 km southeast of the property. This line runs east-west, and can deliver concentrate to deep-water ports near Prince Rupert and Vancouver, BC.

There are no settlements or privately owned land in the area of the KSM Project; there is limited commercial recreational activity in the form of helicopter skiing and guided fishing adventures. The closest power transmission lines run along Highway 37, 40 km east of the KSM Project.

Stewart, a town of approximately 500 inhabitants, is the closest population center to the KSM Project. It is connected to the provincial highway system via paved, all weather Highway 37A. The larger population centers of Prince Rupert, Terrace, and Smithers, with a total population of about 32,000, are located approximately 270 km to the southeast.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Mining Corp., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco Ltd. in 1985 and Mitchell Creek by Newhawk Gold Mines Ltd. in 1991.

There is no recorded mineral production, nor evidence of it, from the property. Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.

During 2003-2005, under its option to earn up to a 65% interest in the project from Seabridge, Falconbridge Ltd. conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the project.

Since 2006, Seabridge has been conducting exploration and advancement activities at the project.

Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement. Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland (Rocky Mountain) belt. In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups. Backarc basins formed eastward of the KSM property in the Late Jurassic and Cretaceous were filled with thick accumulations of fine black clastic sediments of the Bowser Group. Folding and thrusting due to sinistral transpression tectonics in the mid-Cretaceous followed by extensional conditions generated the area’s current structural features. The most important structure is the north-northeast striking, moderately west-northwest dipping Sulphurets Thrust Fault (“STF”), which transects the property and is spatially and genetically related to mineralization at KSM. Remnants of Quaternary basaltic eruptions occur throughout the region.

Early Jurassic sub-volcanic intrusive complexes are common in the Stikinia terrane, and several host well- known precious and base metal rich hydrothermal systems. These include copper-gold porphyry deposits such as Galore Creek, Red Chris, Kemess, Mt. Milligan, and Kerr-Sulphurets. In addition, there are a number of related polymetallic deposits including skarns at Premier, epithermal veins and subaqueous vein and replacement sulfide deposits at Eskay Creek, Snip, Brucejack, and Granduc.

The Kerr deposit is a strongly-deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation. Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite. Subsequent deformation along the STF was diverted into the Kerr area along pre-existing structures. The mineralized area forms a fairly continuous, north-south trending west dipping irregular body measuring about 1,700 m long and up to 200 m thick. Deep drilling since 2012 has identified two sub-parallel, north-south trending, steep west-dipping mineralized zones that appear to coalesce near the topographic surface. After significant deep drilling was completed at the Kerr deposit, an updated geological interpretation and subsequent updated mineral resource model were completed. That new model forms the basis for the 2016 mineral resources and mineral reserves.

The Sulphurets deposit comprises two distinct zones referred to as the Raewyn Copper-Gold Zone and the Breccia Gold Zone. The Raewyn Copper-Gold Zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics. The Raewyn Copper-Gold Zone strikes north-easterly and dips about 45° to the northwest. The Breccia Gold Zone hosts mostly gold-bearing pyritic material mineralization with minor chalcopyrite and sulfosalts in a potassium-feldspar-siliceous hydrothermal breccia that apparently crosscuts the Raewyn Copper-Gold Zone. The Breccia Gold Zone strikes northerly and dips westerly.

The Mitchell Zone is underlain by foliated, schistose, intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow north dipping Mitchell Thrust Fault (MTF). These rocks tend to be intensely altered and characterized by abundant sericite and pyrite with numerous quartz stockwork veins and sheeted quartz veins (phyllic alteration) that are often deformed and flattened. Towards the west end of the zone, the extent and intensity of phyllic alteration diminishes and chlorite-magnetite alteration becomes more dominant along with lower contained metal grades. In the core of the zone, pyrite content ranges between 1 to 20%, averages 5%, and typically occurs as fine disseminations. Gold and copper tends to be relatively low-grade but is dispersed over a very large area and related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions. In general, within the currently drilled limits of the Mitchell Zone, gold and copper grades are remarkably consistent between drill holes, which is common with a large, stable, and long-lived hydrothermal systems.

The Iron Cap Zone, which is located about 2,300 m northeast of the Mitchell Zone, is well exposed and consists of intensely altered intrusive, sedimentary, and volcanic rocks. The Iron Cap deposit is a separate, distinct mineralized zone within the KSM district. It is thought to be related to the other mineralized zones but differs in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than altered volcanic and sedimentary rocks. There is a high degree of silicification that overprints earlier potassic and chloritic alteration. Intense phyllic alteration and high density of stockwork veining, which are pervasive at the nearby Mitchell Zone, are less pervasive at Iron Cap. The surface expression of the Iron Cap Zone measures about 1,500 m (northeast-southwest) by 600 m (northwest- southeast). Significant drilling has been completed at the Iron Cap deposit since Company’s preliminary feasibility study for the KSM Project completed in June, 2012 (the “2012 KSM PFS Report”), which resulted in an updated geological interpretation and subsequent updated mineral resource model that forms the basis for the 2016 mineral resources and mineral reserves.

Security of Samples

The Company follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol for its exploration programs, including blank and reference standards in every batch of assays. Cross-check analyses are conducted at a second external laboratory on no less than 10% of the samples. The details of these procedures are outlined in the Current KSM Report.

Mineral Resources

The Current KSM Report includes updated mineral resource estimates for the KSM Project, which are based on block models that were constructed for each deposit following major drilling campaigns. The Kerr, Sulphurets, Mitchell, and Iron Cap models were constructed after the 2016, 2018, 2017, and 2018 drilling campaigns, respectively. Block NSR values were updated in late 2019 for all deposits. Resource Modeling Inc. constructed 3D block models for the four mineralized zones using inverse distance (Kerr and Mitchell) and ordinary kriging (Sulphurets and Iron Cap). A variety of lithologic, alteration, structural, and grade wire frames were used in the estimation process. 3D search ellipses and trend planes oriented with the trend of mineralization were used to find eligible drill hole composites that were used to estimate block grades. The block estimates were classified into measured (Mitchell only), indicated, and inferred categories using mineralized continuity, proximity to drilling, and the number of holes used to estimate the blocks. Mineral resources for the KSM Project were determined by using a combination of conceptual open pit and underground mining methods.

Measured and indicated mineral resources at the KSM Project are estimated at 3.0 Bt grading 0.52 grams per tonne (g/t) gold, 0.21% copper and 2.8 g/t silver (50.4 million ounces of gold, 14.2 billion pounds of copper and 269.7 million ounces of silver), inclusive of mineral reserves. An additional 4.6 Bt are estimated in the inferred mineral resource category grading 0.38 g/t gold, 0.32% copper and 2.2 g/t silver (56.9 million ounces of gold and 32.1 billion pounds of copper and 331.2 million ounces of silver). Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, and US$20.00 per ounce silver with a foreign exchange rate of US$ 0.83 per C$1.00 are used in calculating the various cut-offs applied to the KSM Project’s mineral resource estimates. A detailed breakdown of the KSM Project’s mineral resources as of December 31, 2019 are as follows:

KSM Mineral Resources Effective as of December 31, 2019

Measured Mineral Resources (Undiluted)

Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)

Mitchell	Conceptual LG Pit	$9	699	0.63	14,158	0.17	2,619	3.1	69,667	59	91
	Conceptual Block Cave	$16	51	0.59	967	0.20	225	4.7	7,707	41	5
	Total Mitchell Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96

Total	Total KSM Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96

Indicated Mineral Resources (Undiluted)

Zone	Type of Constraint	NSR Cut off (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (MIb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)

Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Caves	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr Indicated	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4

Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets Indicated	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52

Mitchell	Conceptual LG Pit	$9	920	0.57	16,860	0.16	3,244	2.8	82,820	61	124
	Conceptual Block Cave	$16	125	0.58	2,331	0.20	551	4.7	18,889	38	10
	Total Mitchell Indicated	n/a	1,045	0.57	19,191	0.16	3,795	3.0	101,709	58	134

Iron Cap	Conceptual Block Caves	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap Indicated	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38

Total	Total KSM Indicated	n/a	2,288	0.48	35,314	0.22	11,315	2.6	192,351	45	228

Measured + Indicated Mineral Resources (Undiluted)

Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)

Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Cave	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr M+I	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4

Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets M+I	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52

Mitchell	Conceptual LG Pit	$9	1,619	0.60	31,018	0.16	5,863	2.9	152,487	60	215
	Conceptual Block Cave	$16	176	0.58	3,298	0.20	776	4.7	26,596	39	15
	Total Mitchell M+I	n/a	1,795	0.59	34,316	0.17	6,639	3.1	179,083	58	230

Iron Cap	Conceptual Block Cave	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap M+I	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38

Total	Total KSM M+I	n/a	3,038	0.52	50,439	0.21	14,159	2.8	269,725	48	324

Inferred Mineral Resources (Undiluted)

Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)

Kerr	Conceptual LG Pit	$9	78	0.27	677	0.21	361	1.3	3,260	6	1
	Conceptual Block Cave	$16	1,921	0.31	19,146	0.41	17,359	1.8	111,171	24	102
	Total Kerr Inferred	n/a	1,999	0.31	19,823	0.40	17,720	1.8	114,431	23	103

Sulphurets	Conceptual LG Pit	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15
	Total Sulphurets Inferred	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15

Mitchell	Conceptual LG Pit	$9	318	0.37	3,783	0.09	631	3.0	30,672	56	39
	Conceptual Block Cave	$16	160	0.51	2,623	0.17	599	3.5	18,004	44	16
	Total Mitchell Inferred	n/a	478	0.42	6,406	0.12	1,230	3.2	48,676	52	55

Iron Cap	Conceptual Block Cave	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126
	Total Iron Cap Inferred	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126

Total	Total KSM Inferred	n/a	4,599	0.38	56,858	0.32	32,145	2.2	331,168	29	299

Notes: Mineral Resources have an effective date of December 31. 2019. The 2019 Sulphurets drill holes were not used in the construction of the resource model but were used to validate the interpretations of the model. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. The Mineral Resources are inclusive of Mineral Reserves. Numbers may not add due to precision and roundoff of tonnes and grade.

Metallurgical Test Review

Several wide-ranging metallurgical test programs were carried out between 2007 and 2016 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.

The metallurgical tests to date include:

●	mineralogy, flotation, cyanidation, and grindability testwork;

●	semi-autogenous grinding (“SAG”) mill comminution grindability tests to determine the grinding resistance of the mineralization to SAG/ball milling;

●	crushing resistance parameters to high-pressure grinding rolls (“HPGR”) crushing of the Mitchell and Sulphurets ore samples by SGS, and pilot plant scale HPGR testing on the Mitchell ore sample; and

●	dewatering tests on the samples of heads, copper concentrates, sulphide leach products, and tailing pulps.

The test results indicate that the mineral samples from the four separate mineralized deposits are amenable to the flotation-cyanidation combined process. The process consists of:

●	copper-gold-molybdenum bulk rougher flotation followed by gold-bearing pyrite flotation;

●	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-molybdenum bulk cleaner flotation concentrate;

●	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper/gold concentrate containing associated silver; and

●	cyanide leaching of the gold-bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré bullion.

The samples from the Mitchell deposit produced better metallurgical results with the chosen flotation and cyanide leach extraction circuits when compared to the metallurgical results from the samples taken from the Sulphurets, Iron Cap, and Kerr (upper zone) deposits. The locked cycle tests showed that, on average, approximately 85% of copper and 60% of gold in the Mitchell samples, which contain 0.21% Cu and 0.72 g/t Au, were recovered into a concentrate containing 24.8% Cu. The cyanidation further recovered approximately 18% of the gold from the gold bearing products consisting of the cleaner flotation tailing and the gold bearing pyrite flotation concentrate.

For the Sulphurets, Iron Cap, and upper Kerr samples, the average head grades of the tested samples fluctuated from 0.25 to 0.62% for copper and 0.23 to 0.60 g/t for gold. The average recoveries reporting to flotation concentrates ranged from 78% to 85% for copper and 41 to 60% for gold. The average copper grades of the concentrates varied from 24 to 28%. The cyanidation further recovered approximately 15 to 29% of the gold from the gold-bearing products.

The testing programs from 2017 to 2020 show the following:

●	a finer primary grind size can improve the copper and gold metallurgical performance, especially for copper from the Iron Cap and Kerr (lower zone) samples;

●	rougher flotation at a low slurry solid density can improve copper and gold metallurgical performance, especially for the mineralization with more clay-type minerals; and

●	the test results suggest that the gold-bearing sulphide products (first cleaner scavenger tailing and pyrite concentrate) from Kerr (lower zone) and Iron Cap zones did not seem to respond well to the gold recovery by the established cyanide leaching treatment.

Mineral Processing

The 2016 PFS processing plant is designed based on the flowsheet developed from the testwork results. The proposed flotation process is projected to produce a copper-gold concentrate containing approximately 25% copper. Copper and gold flotation recoveries will vary with changes in head grade and mineralogy. For the life of mine (“LOM”) mill feed containing 0.55 g/t gold and 0.21% copper, the average copper and gold recoveries to the concentrate are projected to be 81.6% and 55.3%, respectively. As projected from the testwork, the cyanidation circuit (carbon-in-leach, or “CIL”) will increase the overall gold recovery to a range of 60% to 79%, depending on gold and copper head grades. Silver recovery from the flotation and leaching circuits is expected to be 62.7% on average. A separate flotation circuit will recover molybdenite from the copper-gold-molybdenum bulk concentrate when higher-grade molybdenite mineralization is processed.

The proposed process plant (the “Process Plant”) will consist of three separate facilities: ore primary crushing and handling facilities at the mine site, a 23 km ore transportation tunnel system between the mine site and the processing facility, and a main process facility at the Treaty ore processing complex (“OPC”), adjacent to the TMF.

Gyratory crushers in the comminution plants located at the mine site will reduce the mill feed from 80% passing 1,200 mm to 80% passing 150 mm. The crushed ore will be conveyed to a 30,000 t surge bin (two pockets, each 15,000 t) located underground at a train car loading area, prior to being transported by train cars to the Treaty OPC.

A 23 km Mitchell-Treaty Tunnels (“MTT”) system has been designed to connect the Mine Site and the PTMA. The crushed ore will be transported through the tunnels by train. This tunnel will also be used for electrical power transmission sourced from the Northwest Transmission Line and for the transport of personnel and supplies for mine operating and water management activities. The proposed tunnel route is through Crown land and approximately 13 kilometers of its length passes through ground subject to mineral claims held by third parties.

The Process Plant at the Treaty OPC will consist of secondary and tertiary crushing, primary grinding, flotation, concentrate regrinding, concentrate dewatering, cyanide leaching, gold recovery, tailing delivery, and concentrate loadout systems. The crushed ore transported from the mine site will be sent to a 60,000 t coarse ore stockpile adjacent to the tunnel portal. The ore will then be reclaimed and crushed by cone crushers, followed by an HPGR comminution circuit. There is a 30,000 t fine ore stockpile located ahead of the tertiary crushing circuit. The crushing systems will be operated in closed circuits with screens.

The ore from the HPGR comminution circuits will be ground to a product size of 80% passing 150 μm by four conventional ball mills in closed circuit with hydrocyclones. The ground ore will then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and gold bearing pyrite products for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate. The molybdenum concentrate will be leached to reduce levels of copper and other impurities. The concentrates will be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite products which consist of the bulk cleaner flotation tailing from the copper-gold- molybdenum cleaner flotation circuit and the gold-bearing pyrite concentrate will be leached with cyanide using CIL treatment for additional gold and silver recovery. Prior to storage in the lined pond within the TMF, the leach residues from the cyanide leaching circuits will be washed, and subjected to cyanide recovery and destruction. The water from the residue storage pond will be recycled back to the cyanide leach circuit. Any excessive water will be further treated prior to being sent to the flotation tailing storage pond.

The flotation tailing and the washed leach residues would be sent to the TMF for storage in separate tailing areas. Two water reclaim systems for the flotation tailing pond and the CIL residue pond have been designed to separately reclaim the water from the TMF.

Tailing Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.3 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The North and CIL cells would be constructed and operated first; they would store tailing produced in the first 25 years. The North Cell would then be reclaimed while the CIL and South cells are in operation.

The North, Splitter, and Saddle earth-fill starter dams will be constructed over a two-year period, in advance of the start of milling, to form the North and Central cells and will provide start-up tailing storage for two years. Cyclone sand dams will be progressively raised above the starter dams over the operating LOM. The North Starter Dam will be constructed with a low-permeability glacial till core and raised with compacted cyclone sand shells, using the centerline geometry method. The Splitter and Saddle starter dams will form the CIL pond. These dams will also subsequently be raised with cyclone sand shells, but the CIL pond and the Splitter and Saddle dams will incorporate high-density polyethylene (HDPE) and linear low-density polyethylene (LLDPE) liners in the core and basin floor in order to surround the CIL tailing within a completely lined impoundment.

Cyclone sand dam raises would be constructed from April through October each year, starting with the North Cell. To reach the capacity of 2.3 billion tonnes, an ultimate dam crest elevation of 1,068 m will be required for the North Cell dams and 1,068 m for the South Cell. This will require a dam height of up to 240 m for the Southeast dam, which is the highest dam of the TMF.

Process water collected in the North and South tailing cells will be reclaimed by floating pump barges and recycled separately to the Process Plant, either for use in the process, for treatment, or to be discharged. Water from the Central Cell will only be directed to the Process Plant for recycling purposes and will not be discharged directly to the receiving environment. Diversions will be constructed to route non-contact runoff from the surrounding valley slopes around the TMF. The diversion channels are sized to allow passage of 200-year peak flows, and are large enough to allow space for passage of snow removal machinery. Buried pipe sections paralleling the channels will be installed in areas of active snow avalanche paths to enhance diversion operability during avalanche periods.

Each of the cells are expected to have surplus water. Surplus water is proposed to be managed during operations using a combination of storage, discharge to Treaty Creek during freshet if water quality meets standards, or treatment at the Treaty process plant water treatment facility (if required) and discharge.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (“WSF”) via the High-density Sludge (“HDS”) water treatment plant (“WTP”) was the strategy that was reviewed and approved during the EA Application and EIS review process.

Three diversion tunnel routes totalling approximately 22.4 km will be required to route glacial melt water and non-contact valley runoff from the Mitchell and McTagg valleys around the mine area. The open pit phase of the Mitchell Diversion Tunnel (“MDT”) and the twinned McTagg Diversion Tunnels (“MTDTs”) are sized to convey flows from an average 200-year storm. When the Mitchell block cave operation commences, an additional MDT paralleling the open pit phase tunnel will be driven to protect the underground workings, which are more sensitive to inflows than the open pits.

The second tunnel of each set of twinned tunnels provides redundancy against blockage as each individual tunnel can carry typical freshet flows. The provision of twin tunnels also allows switching base flows between adjacent tunnels if access for maintenance is required.

The MDT will route water from Mitchell Creek/Mitchell Glacier to the Sulphurets Valley, away from the open pit, primary crushing facility, open pit area, and Mitchell rock storage facility. The MDT would collect melt water from beneath the base and toe of the Mitchell Glacier via separate surface and sub-glacial inlet structures, which improves redundancy. Both surface and subglacial inlets are designed to protect the inlet of the diversion from being blocked by snow avalanches. The MDT is proposed to generate hydroelectric power as Sulphurets Valley is lower than Mitchell Valley. In Year 23, the MDT will be augmented with a second (twin) tunnel to provide protection against the 1,000-year storm flow to the underground workings.

The McTagg valley tunnels collect flows from east and west McTagg valleys and feed into the main diversion tunnel route, around the west side of the McTagg rock storage facility (“RSF”), and discharge into Sulphurets Valley. These tunnels would have three staged inlets as the McTagg RSF raises in elevation. Hydropower is proposed to be generated by the McTagg tunnels only in Stages 2 and 3.

To facilitate construction in the Mitchell Valley and the staging of water management as the Mitchell and McTagg RSFs rise and fill the valley areas, an approximately 5.4 km long Mitchell Valley Drainage Tunnel will be constructed under Mitchell Valley to carry the existing flows from Mitchell Creek, which are naturally affected by contact with surface mineralization. When the mine is in operation the tunnel will convey contact water from the Mitchell workings and the mineralized area upstream of the deposit, around the RSFs into the WSF.

An in-rock spillway would be constructed at the southwest corner of the McTagg RSF to convey surface diversion flows down to diversion pipelines and channels on the west and east sides of the WSF pond.

Contact water from the mine areas (open pits, RSFs, roads, infrastructure) would be directed to the WSF, located in the lower Mitchell Creek area. The WSF would be formed with a 165 m-high rock fill asphalt core dam built to full height by Year -1. The WSF dam is founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will return seepage water to the WSF.

During operations, secondary diversion ditches and pipelines would be implemented within the mine area to reduce contact water volumes. Open pit contact water and discharge from pit dewatering wells would be routed from the pit rims, via ditches or direct drainage, and via pipelines or tunnels to the WSF.

Mine area contact water is to be treated with a high density sludge lime WTP.

Additional hydropower is to be generated in an energy recovery facility from the flow of treatment water from the WSF to the WTP.

Permitting

As of June 2016, the KSM Project has successfully gone through the provincial and federal environmental assessment processes, and the appropriate certificates/approvals have been obtained. Additionally, permits for early stage constructions activities for the first two and half years of site activity were obtained. These permits covered the following mine components:

●	KSM Project Mines Act and Environmental Management Act Permit Application for Limited Site Construction – May 2013

●	Special Use Permits for the Coulter Creek Access Road (CCAR) and TCAR

●	KSM construction camps

●	KSM Project Treaty Transmission Line

●	MTT Permit Application.

Seabridge is currently in the process of obtaining numerous provincial and federal permits to allow for the construction of parts of the KSM Project, as well as expanding exploration activities, including but not limited to the following:

●	Fisheries Authorization application, including draft Compensation Plans

●	Metal Mining Effluent Regulations (MMER) Schedule 2 Amendment Application (which was approved in 2017)

Mine Planning (2016 PFS Plan)

The proposed mine uses conventional large-scale open pit and block cave underground mining methods. Pit phases at the Mitchell, Kerr, and Sulphurets deposits have been engineered based on the results of an updated economic pit limit analysis. Starter pits have been selected in higher-grade areas. Underground mining has been proposed for the Iron Cap deposit and below the Mitchell open pit to reduce the volume of waste generated from the potential open pits.

Mining Limits

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report and the same limits were confirmed using LG for the Current KSM Report. Ultimate open pits have been modified slightly to implement design changes from the EA Application and EIS process and updated geotechnical study.

The underground block caving mine designs for both the Mitchell and Iron Cap deposits are based on modeling using GEOVIA’s PCBC™ and Footprint Finder software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.

Mineral Reserve Estimate

Waste to ore open pit cut-offs and underground shut-offs, including process recovery, were determined using metal prices of US$1,200.00/oz of gold, US$2.70/lb of copper, US$17.50/oz of silver, and US$9.70/lb of molybdenum for NSR calculations.

Open pit mineral reserves have been calculated using the updated pit designs and the 2016 mineral resource models. These calculations include mining loss and dilution that varies by pit ranging from 2.2 to 5.3% for loss, and 0.8 to 3.9% for dilution. A dynamic cut-off grade strategy has been applied with a minimum NSR of CDN$9.00/t.

The mining NSR shut-off is Cdn$15.00/t for the Mitchell underground mine and CDN$16.00/t for the Iron Cap underground mine. The Mitchell mineral reserves include 59 Mt of non-mineralized dilution at zero grade (13%) and 7 Mt of mineralized dilution (2%). The Iron Cap mineral reserves include 20 Mt of dilution at zero grade (9%) and 25 Mt of mineralized dilution (11%).

Proven and probable mineral reserves for the KSM Project as of July 31, 2016 are estimated as:

KSM proven and probable mineral reserves as of July 31, 2016

				Average Grades				Contained Metal
Zone	Mining Method	Reserve Category	Tonnes (millions)	Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	481	0.63	0.16	2.9	65.8	9.7	1,677	44	70
	Block Cave	Probable	453	0.53	0.17	3.5	33.6	7.7	1,648	51	34
Iron Cap	Block Cave	Probable	224	0.49	0.20	3.6	13.0	3.5	983	26	6
Sulphurets	Open Pit	Probable	304	0.59	0.22	0.8	51.6	5.8	1,495	8	35
Kerr	Open Pit	Probable	276	0.22	0.43	1.0	3.4	2.0	2,586	9	2
Totals		Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	1,738	0.51	0.22	2.5	38.2	28.7	8,388	138	147
		Total	2,198	0.55	0.21	2.6	42.6	38.8	10,155	183	207

Note: The mineral reserves tabulated above are included in the tabulated mineral resources. All mineral reserves stated above account for mining loss dilution.

Mineral reserves are derived from a total undiluted measured plus indicated mineral resource of 49.8 million ounces of gold and 13.6 billion pounds of copper contained in 2.9 billion tonnes at an average grade of 0.54 grams of gold per tonne and 0.21% copper per tonne. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Most of the Deep Kerr and Lower Iron Cap mineral resources are classified as inferred mineral resources and are excluded from the reserves.

Mine Production Plan (2016 PFS Plan)

During the initial 33 years of mine life, the majority of ore is derived from open pits, with the tail end of this period supplemented by the initial development of underground block cave mines. After Year 1 ramp up, ore delivery to the mill during Year 2 to Year 35 is designed to be maintained at an average of 130,000 t/d. After depletion of the open pits, the mill processing rate will be reduced to about 96,000 t/d for 10 additional years, before ramping down to just over 61,000 t/d. The change in throughput matches the production levels from the block cave with appropriate ramp ups and ramp downs applied. The remaining few years use stockpile reclaim to supplement the declining production from the block caves at the end of the mine life.

Ore is mined from Mitchell open pit from Years 1 to 24. Mitchell transitions to block cave mining as the Mitchell pit is mined out. Ore is mined from Sulphurets open pit from Years 1 to 17. Kerr open pit supplements block cave mining from Year 25 to Year 34, and during these years, ore will be transported by an overland conveyor and rope conveyor system starting at the Kerr pit. Mitchell block cave is estimated to have a production ramp-up period of six years, steady state production at 20 Mt/a for 17 years, and then ramp-down production for another 7 years. Iron Cap is estimated to have a production ramp-up period of four years, steady state production at 15 Mt/a for 10 years, and then ramp-down production for another 9 years. The underground pre-production period would be six years, with first underground ore production from Mitchell and Iron Cap in Years 23 and 32, respectively.

All ore will be transported by train from the mine area through the MTT to the Treaty processing plant. The ore transport system will also include:

●	A conveyor through the Sulphurets-Mitchell Conveyor Tunnel (“SMCT”) and a connecting conveyor to transport ore from the Sulphurets pit to an ore stockpile at the Mitchell site.

●	A separate rope conveyor built to connect the Kerr pit to the SMCT conveyor across the Sulphurets Valley. Waste rock from the Kerr open pit is backfilled into the mined out Sulphurets pit. Ore from the Kerr open pit is transferred to the SMCT to deliver ore to the Mitchell pit site. Both the ore and waste rock that are primary crushed at the Kerr site will use the same rope conveyor transport system.

Infrastructure (2016 PFS Plan)

In Figure 2 below, the location of the proposed infrastructure is shown. Site access will be established from three fronts:

●	the 30 km Treaty Creek access road from Highway 37 to the Saddle Area and the Treaty processing plant;

●	the 35 km Coulter Creek access road that extends the Eskay Creek mine road to the Unuk River and on to the Mine Site;

●	the Winter access road from the Granduc mine to the Ted Morris Creek Valley to be used in the first few years of construction.

Copper concentrates produced at the Treaty plant will be transported by contract trucking firms via Highway 37 and 37A to one of the port vendors in Stewart, BC. A concentrate storage building (approximately 100 m by 66 m) will be required. Copper concentrates will be loaded via ship loader and shipped via ocean transport to overseas smelters.

Multiple staging areas will be used in the KSM Project, with the majority of equipment and materials anticipated to be delivered to the Port of Stewart, supplemented by overland freight delivered to Terrace or Stewart.

Figure 2 – KSM Project Layout

Trains will travel through the MTT on a conventional ballasted track structure, be electrically driven by an overhead catenary system, and be controlled by an automated train control system managed from a remote control room without an on-board operator. The trains will transport personnel, freight and fuel and the train staging areas will be accessible by road.

The tunnels will be driven in accordance with the BC Mines Act and Regulations using mechanized drill and blast techniques and will follow the conditions contained within the License of Occupation. The MTT are on the critical path of the construction schedule and have therefore been broken into two segments to allow for concurrent development workplaces resulting in a shorter total tunnel construction period. This will be accomplished with headings at the Treaty Valley, an adit as the saddle of a transecting valley, located 6.1 km from the Treaty portals, and by headings in the Mitchell Valley thus creating six active headings. During construction, rail will be installed in both the North and South tunnels for the future operations rail haulage system; however, only the North Tunnel will be used for hauling tunnel muck during construction.

Electric service for the KSM Project will be from BC Hydro’s Northern Transmission Line (“NTL”) that was completed in 2014 and parallels Highway 37. The NTL provides an economic and reliable source of power at an estimated cost of C$0.062/kWh or US$0.050/kWh.

The new 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained. The Treaty Creek Switching Station on the NTL will be approximately 18 km south of Bell II. The KSM Project will take electrical service from the new NTL as a Transmission Service Customer under Schedule 1823 as published in the BC Hydro tariffs.

Seabridge commissioned BC Hydro to carry out a Facilities Study for the KSM Project, following the previously completed BC Hydro System Impact Study. The Facilities Study is the final evaluation required by the utility to define connection costs and terms of electric service. A draft version of the Facilities Study has been issued. Upon the final issue of the study, the parties will be in a position to sign a Facilities Agreement that, in conjunction with the Electricity Supply Agreement (ESA), forms the standard contract for the supply of electric power for a large bulk Transmission Service Customer such as Seabridge. The KSM Project, on the basis of the current application, has priority for service from the new NTL. Currently there is a reservation of 150 megavolt-ampere (“MVA”) for the KSM Project, but an application has been made to increase this to 200 MVA.

Several energy recovery and mini-hydro plants have been included in the KSM Project development plan. These plants generate electric power by making use of facilities already included in the KSM Project and will result in significant net project energy savings.

It was assumed for the Current KSM Report that the KSM Project will be constructed using the engineering, procurement, and construction management (“EPCM”) approach with a management team located at both the Mine Site and the Treaty OPC. The Owner will supply all the temporary construction camps and service contractors to manage daily activities on site.

Mine Site construction begins with the development of the site access roads to the water treatment plant area, WSF, tunnel entrances, Coulter Creek access road, and building locations. Early works material and equipment will be mobilized via the Winter Access Road and the pioneering road along the Coulter Creek access road alignment. Major equipment, general construction materials, and heavy earth moving equipment will be mobilized via the Coulter Creek access road. Construction material and equipment for the plant and tailings management area will be transported using the Treaty Creek access road. Helicopter support is planned to be used prior to Treaty Creek access road pioneering road completion. The construction schedule for both sites is coordinated around the development of the MTT.

Capital Cost Estimate (2016 PFS Plan)

An initial capital cost of US$5.005 billion is estimated for the project. Costs in the Current KSM Report are expressed in US Dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.80 to CDN$1.00. The expected accuracy range of the capital cost estimate is +25%, -10%. This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Capital Costs (US$ million)

Direct Costs:
Mine Site	1,218
Process	1,336
Tailing Management Facility	441
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,311
Indirect Costs:
Construction Indirect Costs	449
Spares	34
Initial Fills	20
Freight and Logistics	99
Commissioning and Start-up	6
Engineering Procurement and Construction Management (EPCM)	231
Vendor’s Assistance	23
Total Indirect Costs	862
Owner’s Cost	160
Contingency	671
TOTAL INITIAL CAPITAL	5,005

This 2016 PFS estimate is prepared with a base date of Q2 2016. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment. The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances. The quotations used in this estimate were obtained in Q1/Q2 2016, and are budgetary and non-binding. Pricing for all major equipment is based on budgetary quotations provided by vendors obtained in Q1/Q2 2016. For non-major equipment, pricing is based on in-house data or recent quotes from similar projects.

All equipment and material costs are based on FCA (Free Carrier) Ex-works (Incoterms 2010). Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the indirect costs section of the capital cost estimate.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$5.503 billion and consist of:

●	open pit mine development, principally mobile fleet replacement

●	underground mine development at Mitchell and Iron Cap block cave mines

●	process improvements, principally at Mitchell and Treaty OPC, MTT, and SMCT

●	TMF expansions, mainly comprising dam raises and CIL basin expansions

●	permanent electrical power supply and energy recovery systems

●	Project indirect costs, including construction indirects, spares, freight and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2016 PFS Plan)

The average operating cost for the KSM Project is estimated at US$12.03/t milled at the nominal process rate of 130,000 t/d or US$12.33/t for the LOM average as shown in the table below. The cost estimates in this table are based upon budget prices in Q1/Q2 2016 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.80. The expected accuracy range of the operating cost estimate is +25%/-10%.

The estimates do not include energy recovery credit (approximately US$0.12/t milled LOM) from mini hydropower stations and the cost (approximately US$0.15/t milled LOM) related to Provincial Sales Tax (PST).

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

	At the Rate Nominal Feed of 130,000 t/d				LOM Average
	(US$ M/a)		(US$/t milled)*		(US$/t milled)
Mine
Mining Costs – Mill Feed	190.2	**	4.59	**	4.59
Open Pit – Mill Feed	-		4.40	**	4.40
Block Caving – Mill Feed	-		4.99	**	4.99
Mill
Process	251.1		5.29		5.34
G&A and Site Service
G&A	43.3		0.91		1.03
Site Service	18.9		0.40		0.44
Tailing and Site Water Management
Tailing Dam Management	6.1		0.13		0.13
Selenium Water Treatment	9.4		0.20		0.21
HDS Water Treatment	22.0		0.46		0.53
Mine Site Water Pumping	2.5		0.05		0.06
Total Operating Cost	543.5		12.03		12.33

Notes: * - The estimates, excluding mining operating costs, are based on a mill feed rate of 130,000 t/d; the costs do not reflect higher unit costs late in mine life when the mill feed rates are lower.

** - Mining operating costs are LOM average unit costs calculated by total LOM operating costs divided by LOM process tonnages; mining operating costs exclude mine pre-production costs. The annual cost is the LOM average cost.

Power will be supplied by BC Hydro at an average cost of C$0.062/kWh or US$0.050/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar, and the cost of “peaking” power to avoid a BC Hydro contract demand of over 150 MVA. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating costs. Power costs for site services, water treatment plants, TMF seepage water pumping, and the Mine Site water pumping are included in their area costs separately.

The estimated electrical power costs are based on the 2016 BC Hydro Tariff 1823 – Transmission Service Stepped Rate and Schedule 1901 – Deferred Account Rate Rider. The electrical power costs also account for local system losses and include 7% PST, which is not treated as an Input Tax Credit (“ITC”). The rates take advantage of the implementation of BC Hydro-approved energy conservation measures in the plant design phase, including the HPGR circuit, which will greatly reduce the costlier Tier 2 power in the BC Hydro stepped-rate Schedule 1823. The 5% Goods and Services Tax (GST) is not included in the power rates as it is an ITC.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, and G&A. The hydropower credit from recovered hydro-energy during mining operations is not accounted for directly against operating cost estimate, but is included in the economic financial analysis. Sustaining capital costs including all capital expenditures after the process plant has first been put into production are excluded from the operating cost estimate.

Economic Evaluation (2016 PFS Plan)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Life of Mine
Total Tonnes to Mill (000s)	323,000	2,199,000
Annual Tonnes to Mill (000s)	46,100	41,500
Average Grades
Gold (g/t)	0.82	0.55
Copper (%)	0.24	0.21
Silver (g/t)	2.8	2.6
Molybdenum (ppm)	48	43
Total Production
Gold (000s oz)	6,530	28,600
Copper (000s lb)	1,435,000	8,270,000
Silver (000s oz)	18,200	114,700
Molybdenum (000s lb)	11,200	62,100
Average Annual Production
Gold (000s oz)	933	540
Copper (000s lb)	205,000	156,000
Silver (000s oz)	2,600	2,160
Molybdenum (000s lb)	1,590	1,170

A cash flow analysis was prepared using four metals price scenarios. In the base case scenario, the three- year trailing average (as of July 31, 2016) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101. In addition to the base case, three metal price/exchange rate scenarios were also developed: the first uses the metal prices and exchange rate used in mine optimization and design (2016 Design Case); the second uses the spot metal prices and closing exchange rate on July 1, 2016 (Recent Spot Price Case); the third uses higher metal prices to indicate upside potential (Alternate Case). The input parameters and results of all four scenarios on a pre- and post-tax basis can be found in the following table.

Summary of the Pre- and Post-Tax Economic Evaluations (2016 PFS Plan)

	Unit	Base Case	2016 Design Case	Recent Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,230.00	1,200.00	1,350.00	1,500.00
Copper	US$/lb	2.75	2.70	2.20	3.00
Silver	US$/oz	17.75	17.50	20.00	25.00
Molybdenum	US$/lb	8.49	9.70	7.00	10.00
Exchange Rate	US:Cdn	0.80	0.83	0.77	0.80
Pre-Tax Economic Results
NPV (at 0%)*	US$ M	15,933	13,727	16,101	26,319
NPV (at 3%)	US$ M	6,217	5,128	6,461	11,138
NPV (at 5%)	US$ M	3,263	2,510	3,507	6,541
NPV (at 8%)	US$ M	960	475	1,175	2,928
IRR	%	10.4	9.2	11.1	14.6
Payback	Years	6.0	6.5	5.6	4.1
Cash Cost/oz Au**	US$/oz	277	311	404	183
Total Cost/oz Au**	US$/oz	673	720	787	580
Post-Tax Economic Results
NPV (at 0%)*	US$ M	9,983	8,537	10,109	16,721
NPV (at 3%)	US$ M	3,513	2,789	3,691	6,696
NPV (at 5%)	US$ M	1,539	1,028	1,718	3,663
NPV (at 8%)	US$ M	-2	-343	161	1,282
IRR	%	8.0	7.0	8.5	11.4
Payback	Years	6.8	7.4	6.4	4.9

* undiscounted cash flow
** net of by-product

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the Current KSM Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The KSM Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by operating costs and copper price. The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price and operating costs. Since the majority of costs are in Canadian dollars and the economic analysis is developed in American dollars, a significant increase in the exchange rate by 30% will result in a significant increase in the costs when converted to American dollars and this leads to sharp increase in the payback period. Also, when gold price decreases by 30%, the revenue side decreases significantly and this results in sharp increase in the payback period. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2016 PFS Plan Recommendations

The key recommendations for advance studies emanating from the 2016 PFS focus on improving both open pit and underground mine design through additional drilling and testing; water related topics to further refine the inputs and results of site wide water balance analyses from the construction period through closure; and tunnels to develop more design-specific information to assist in reducing Project and operational risk and associated construction and operating costs. Other recommendations address data collection needs for RSFs, ore transportation, TMF, metallurgical testing, and process engineering.

Future Development Activity

The Company plans to continue to pursue a joint venture or sale of the KSM Project. Since it does not intend to build or operate the KSM Project and the KSM Project includes multiple deposits and provides a joint venture partner (or purchaser) significant flexibility in the design of the KSM Project in accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start into preparing a feasibility study on the KSM Project on its own. The Current KSM Report includes recommendations on additional work that could be completed to advance the KSM Project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. Since a transaction to form a KSM joint venture, or a sale of the KSM Project, could be concluded in less than a year, the Company plans its work to advance the KSM Project on an annual basis. When the results of one year’s work have been received and reviewed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the Current KSM Report, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide, and the timing and cost of performing this work are difficult to predict. Certain data collection work and studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue. Plans for each year are typically announced in the second quarter of the year and budgets are established before that time.

Courageous Lake Project

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. The property is comprised of 61 federal mining leases, 26 federal mining claims and one optioned federal mining lease (Red 25, defined below) having a combined area of 124,189.9 acres. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.

Tetra Tech coordinated the preparation of the technical report entitled “Seabridge Gold Inc. – Courageous Lake Prefeasibility Study” with an effective date of September 5, 2012, as revised and reissued on November 11, 2014 (the “Courageous Lake Report”) in respect of the Courageous Lake Project. The Courageous Lake Report is available under the Company’s profile at www.sedar.com.

Iskut Project

The Iskut Project is located about 20 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on the Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company.

Snowstorm Project

The Snowstorm project is located in Humboldt County, Nevada and is comprised of 977 mining claims and 11,340 acres of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (the “Snowstorm Project”). Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Hecla Mining’s Midas operations. The project was purchased in early 2017 with an extensive package of data generated by previous operators over ten years. The Company’s first drill program at the Snowstorm Project was undertaken in 2019, identifying the favourable stratigraphic host for a Getchell-style deposit as well as structures similar to those which fed the deposits to the south.

Recent Developments

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which has caused significant financial market and social dislocation. In response, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants and community members to ensure their safety. Many of the Company’s employees worked from home before the pandemic, but its employees that worked in one of its offices have worked from home during periods of lockdown. The Company has reduced the scope of the work programs at its projects that it had originally planned for 2020 in order to observe social distancing and implement preventative actions at exploration camps. These measures limit the number of personnel accommodated at remote camps and, therefore, the amount of work that can be completed. Management is confident that further reductions in scope of exploration work will be minimal in 2020. The Company has continued to move forward with its development work at the KSM Project and is undertaking its planned exploration programs at the Istuk Project and Snowstorm Project, however its reclamation work at the old Johnny Mountain mine within its Iskut Project has been deferred. In addition, the Company’s engagement with potential joint venture partners or potential acquirors for the KSM Project or the Courageous Lake Project has slowed as major mining companies have focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its remote camps for planned programs. The Company has not experienced problems with obtaining the supplies needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it plans and operates its work programs. It expects to be able to continue operating on this basis going forward, although it may need to expand its camp capacity in order to advance development at its KSM Project in a timely manner.

While at this point the Company cannot reasonably estimate the impact of COVID-19 on potential operations, to date, the COVID-19 crisis has not materially impacted the Company’s operations. With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its at-the-market offering of common shares and its financial condition has not being adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

See “Risk Factors” for additional details on the impacts of the COVID-19 pandemic on the Company.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The principal risk factors to which the Company business and its Common Shares are subject are presented in detail in the 2019 AIF. The following is an abbreviated list of risk factors. These risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Relating to the Common Shares and the Offering

The trading price for the Company’s securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Seabridge’s business, certain factors such as the Company’s announcements and the public’s reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Seabridge’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2020, the closing price of the Common Shares on the TSX has ranged from a low of $7.37 to a high of $28.48 and on the NYSE has ranged from a low of US$5.25 to a high of US$21.86.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Seabridge’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Seabridge’s management’s attention and resources.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge’s ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2019, the Company’s deficit totaled approximately $136 million. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. There is no assurance that the Company will be profitable in the future.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from the Offering in ways that the Company’s security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus, the Company intends to use the net proceeds from the Offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company’s current expectations.

The Company may be negatively affected by an outbreak of the COVID-19 pandemic and the impacts from the reaction to, and measures taken to address, the spread of the COVID-19 virus.

The COVID-19 pandemic has caused, and is expected to continue to cause, disruptions in regional economies and the world economy and financial and commodity markets in general. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, workforce reductions and other changes, significant challenges in healthcare service provision and delivery, mandated closures and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further and larger impacts. The full extent of the impact of the pandemic on the economy and commodity prices, including gold and silver prices, is not known at this time and it is not known what measures will be implemented by governmental authorities in the future and how long these measures, or the measures currently in effect, will be in place.

To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition or financial performance. The Company’s development work at the KSM Project and exploration programs at the Iskut Project and the Snowstorm Project have continued throughout the COVID-19 pandemic, although on a smaller scale than originally planned. Due to the mitigation of the further spread of COVID-19 and social distancing measures at exploration camps, the Company has had to reduce the number of people accommodated at the camps at its projects and therefore the scope of the field work it had planned. 2020 field programs are close to complete at the KSM Project and the Iskut Project and planning of 2021 work will not occur until early 2021 and it is difficult to predict how COVID-19 will impact plans for 2021 at that time. The 2020 exploration program at the Snowfield Project is underway and is expected to be completed, however it is uncertain whether new COVID-19 related requirements may be imposed and how they might impact program execution. Although the Company has not had any outbreaks, if there is an outbreak of COVID-19 cases at the Company’s mineral properties or amongst the Company’s employees or contractors, the Company may be required, or may voluntarily, cease, curtail or otherwise limit its exploration and other business activities, which would impact the Company’s business plans and timelines and could have an adverse impact on, among other things, the Company’s relationship with suppliers, employees and contractors. Conducting work at the Company’s mineral projects is limited to seasonal work due to weather conditions at certain times of the year and delays in completing work programs may result in the uncompleted work having to be done the following season.

Additionally, COVID-19 has disrupted the capital markets world-wide and commodity prices, including gold prices. Although COVID-19 has not had a material impact on the Company’s capital raising ability, the Company may be unable to complete future capital raising transactions if continued concerns relating to COVID-19 cause further significant market disruptions, restrict travel, limit the ability to have meetings with potential investors or the market for the Company’s securities does not stabilize in a timely manner.

Due to COVID-19, the interest of potential joint venture partners for or acquirors of the KSM Project or the Courageous Lake Project in pursuing a joint venture or acquisition transaction has decreased as companies in the mining sector have focused on the needs of their existing operations due to the uncertainty caused by the pandemic. The opportunity for joint ventures or acquisitions related to the KSM Project and the Courageous Lake Project may continue to decrease should the conditions impacting mining companies due to the COVID-19 pandemic persist or worsen.

While the impact of the COVID-19 pandemic is not expected to last indefinitely, the circumstances relating to the pandemic are dynamic and its impacts on the Company’s business operations cannot be reasonably estimated at this time. As COVID-19 continues to spread and significantly impact the global economies, the Company may face increased liquidity risks or difficulty sourcing supplies needed for field work as the result of prolonged negative economic conditions and difficult markets for raising capital. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. However, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases in areas where the Company operates, may have a material adverse effect on the Company’s operations, financial condition, cash flows and financial performance.

The Company will continue to enforce its work from home policy where possible as the Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

The Company believes that it may be classified as a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it was classified as a passive foreign investment company (“PFIC”) for the taxable year ending December 31, 2019 and expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain Income Tax Considerations for U.S. Holders—Material United States Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. The adverse consequences of the PFIC regime may be mitigated if a U.S. Holder is able to make a “qualified electing fund” election or a “mark-to-market” election. The Company has made available and expects to continue to make available the information necessary for a U.S. Holder to make and maintain a QEF election. U.S. Holders should carefully read “Certain Income Tax Considerations for U.S. Holders – Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being classified as a PFIC for U.S. federal income tax purposes.

The Company has been reassessed by the Canada Revenue Agency (the “CRA”) for expenditures it claims qualified for refunds under the British Columbia Mining Exploration Tax Credit (“BCMETC”) legislation and it will need to return some refunded money or challenge the reassessments in court and may not be successful in full.

For the tax years 2010 and 2011 the Company received refunds of qualifying exploration expenditures under the BCMETC legislation of $8.5 million. The CRA has audited and reassessed the Company in respect of such expenditures and has demanded that the Company return $3.2 million of the amounts refunded. The Company disagrees with the CRA’s decision and has commenced a legal action challenging the CRA’s reassessment. The outcome of its challenge is uncertain. There is a risk that if the reassessment is upheld the Company may be required to return money refunded to it by the CRA. However, the Company’s financial position would not be impacted since the CRA already holds the full amount of the funds at issue.

The Company has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has advised it is going to reduce the amounts of CEE renounced. The Company intends to challenge the CRA’s conclusions but there is a risk the Company could be liable for additional Part Xll.6 Tax assessed to it and could thus be liable to indemnify the investors for their re-assessed tax.

The CRA has advised that it is going to reduce the amount of expenditures renounced as CEE by the Company in the three years ended December 31, 2016, December 31, 2015 and December 31, 2014 by approximately $19.6 million. The Company is challenging the CRA’s re-assessment vigorously and, if necessary, will proceed to litigation on the issue. Although the Company believes it will ultimately prevail on the merits, if the Company is not successful in its challenge, there is a risk the Company could be subject to additional tax and be liable to indemnify investors whose tax liabilities increase under reassessments of amounts renounced as ineligible. The amount of such potential liability has been estimated to be approximately $2.3 million of additional tax for the Company and $11.8 million to indemnify investors, excluding interest that accrues on such amounts.

USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement, the net proceeds of any offering of Securities under a Prospectus Supplement will be used for general corporate purposes, including funding future exploration and development work on the Company’s mineral properties. In its most recently completed financial year, the Company had negative cash flow from operating activities. The Company has no cash flow from operating activities and likely will allocate all of the net proceeds of any offering of Securities under a Prospectus Supplement in order to fund negative cash flow from operating activities in future periods. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company disclosed it would use the $14,100,000 in proceeds of the private placement it closed on April 16, 2020 to cover potential tax liabilities stemming from re-assessments of its Canadian Exploration Expenses by the CRA as disclosed in the Company’s financial statements. The Company has received its re-assessment from CRA and will use $1.1 million of the proceeds of the private placement to deposit with CRA one half of the additional taxes and penalties CRA claims are owed to it by the Company in order to commence an appeal of the CRA re-assessment. The individual subscribers to the private placement have been advised that the Company will pay CRA the amount of tax that they are re-assessed by CRA as a result of the re-assessment of the Canadian Exploration Expenses claimed by the Company after being presented with a subscriber’s Notice of Re-Assessment. However, the Company has not yet received Notices of Re-Assessment from such subscribers and, therefore, continues to hold the balance of the proceeds for such purpose.

PRIOR SALES

Prior sales of Common Shares and securities convertible or exchangeable into Common Shares will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2019
November	1,141,275	17.51	15.67	5,274,716	13.06	11.83
December	1,440,191	18.24	16.46	7,088,614	14.00	12.44
2020
January	1,549,866	18.79	16.32	7,465,585	14.31	12.45
February	1,589,400	18.80	12.99	8,491,854	14.15	9.65
March	5,071,373	16.38	7.37	20,493,704	11.68	5.25
April	3,285,095	20.10	12.70	17,284,494	14.47	8.99
May	2,186,833	23.10	19.03	12,306,880	16.67	13.51
June	2,056,963	23.94	19.24	10,577,164	17.62	14.08
July	1,928,535	27.38	23.48	9,842,033	20.44	17.00
August	2,143,246	27.50	22.56	8,845,631	20.73	17.02
September	2,087,554	26.71	23.26	6,896,826	20.23	17.28
October	1,147,670	26.50	24.25	5,004,975	20.05	18.28
November	1,971,058	28.48	23.12	8,536,191	21.86	17.71
December 1-2	156,280	25.57	24.31	732,052	19.83	18.76

On December 2, 2020, the closing prices of the Common Shares on the TSX and NYSE were CDN$25.44 and US$19.67 per Common Share, respectively.

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2020, the date of our most recently filed interim consolidated financial statements for the three and nine months ended September 30, 2020.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares in the capital of the Company, issuable in series. As of the date of this Prospectus, 64,893,772 Shares were issued and outstanding and no preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The directors of the Company are authorized to create series of Preferred Shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred Shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

Common Shares

The Company may offer Common Shares from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Common Shares the Company may offer. Each time the Company offers Common Shares, the specific amounts, prices and other important terms of the securities will be described in the applicable Prospectus Supplement, including, to the extent applicable:

●	designation or classification;

●	aggregate offering price;

●	original issue discount, if any;

●	redemption, conversion or exchange terms, if any;

●	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

●	restrictive covenants, if any; and

●	voting or other rights, if any.

For more information, see “Description of Share Capital – Common Shares”.

Warrants

This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. The Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from such other securities. Warrants may be issued under one or more warrant indentures or warrant agency agreements between the Company and one or more banks or trust companies acting as warrant agent.

The Company will not offer Warrants pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Warrants so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants being offered;

●	the price at which the Warrants will be offered;

●	the date or dates on which the Warrants may be exercised;

●	the number of Common Shares that may be purchased upon the exercise of each Warrant;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities issuable upon exercise of the Warrants, (ii) the exercise price of the Warrants and (iii) the term of the Warrants;

●	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Warrants will be listed on any exchange;

●	material Canadian federal income tax consequences of purchasing the Warrants; and

●	any other material terms or conditions of the Warrants.

The statements made in this Prospectus relating to any Warrants to be issued under this Prospectus, or the warrant indenture or warrant agreement, if applicable, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Warrants and any applicable warrant indenture or warrant agreement. Prospective investors should refer to the terms of specific Warrants being offered, including any applicable warrant indenture or warrant agreement.

The terms and conditions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Units

In addition to issuing Common Shares or Warrants pursuant to this Prospectus, the Company may also issue Units comprised of both Common Shares and Warrants. Each Unit will be issued so that the purchaser of a Unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, pursuant to which Units are issued may provide that the Common Shares and Warrants included in a Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Company will not offer Units pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Units so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Units will be offered for sale. A Prospectus Supplement in respect of any Units issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Units being offered;

●	the price at which the Units will be offered;

●	the number of Common Shares and Warrants included in each Unit;

●	the terms of the Warrants included in the Units;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units;

●	whether and under what circumstances the Common Shares and Warrants included in the Units may be held or transferred separately;

●	whether the Units will be issued in fully registered or global form;

●	material United States and Canadian federal income tax consequences of purchasing the Units; and

●	any other material terms or conditions of the Units.

If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Unit agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

The statements made in this Prospectus relating to any Units to be issued under this Prospectus, or the applicable unit agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Units and the applicable unit agreement. Prospective investors should refer to the terms of specific Units being offered, including the applicable unit agreement.

The terms and conditions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts issued pursuant to this Prospectus. Subscription Receipts issued under this Prospectus will generally be exchangeable for Common Shares, Warrants or Units, without payment of any additional consideration, upon the occurrence of certain events or the satisfaction of certain conditions. The Company may issue Subscription Receipts independently or together with other securities, and Subscription Receipts sold with other securities may be attached to or separate from such other securities. Subscription Receipts will generally be issued under a subscription receipt agreement between the Company and a trust company acting as escrow agent.

The Company will not offer Subscription Receipts pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Subscription Receipts so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Subscription Receipts will be offered for sale.

In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such Subscription Receipts.

A Prospectus Supplement in respect of any Subscription Receipts issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the number and class of securities issuable in exchange for the Subscription Receipts;

●	the terms and number of securities issuable in exchange for the Subscription Receipts;

●	the conditions that must be satisfied before the Subscription Receipts are exchanged for Common Shares or other securities of the Company;

●	the procedures and mechanics for the exchange of the Subscription Receipts into Common Shares or other securities of the Company;

●	material United States and Canadian federal income tax consequences of purchasing the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts.

The statements made in this Prospectus relating to any Subscription Receipts to be issued under this Prospectus, or the applicable subscription receipt agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Subscription Receipts and the applicable subscription receipt agreement. Prospective investors should refer to the terms of specific Subscription Receipts being offered, including the applicable subscription receipt agreement.

The terms and conditions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. We may issue Debt Securities independently or together with other securities, and Debt Securities sold with other securities may be attached to or separate from such other securities. Debt Securities will generally be issued under one or more trust indentures between the Company and one or more banks or trust companies acting as trustee.

The Company will not offer Debt Securities pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Debt Securities so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Debt Securities will be offered for sale. A Prospectus Supplement, in respect of any Debt Securities issued under this Prospectus, will include the following, where applicable:

●	the aggregate principal amount of Debt Securities being offered and the offering price;

●	the denomination and currency in which the Debt Securities will be offered;

●	the date or dates on which the Debt Securities will mature and the portion of the outstanding principal payable upon maturity;

●	the rate or rates at which the Debt Securities will bear interest, the date or dates on which such interest will begin to accrue and be payable and the record dates for any such interest;

●	the circumstances that will constitute an “event of default” under the Debt Securities and the consequences of an event of default under the Debt Securities;

●	the terms and conditions upon which the Company may be required to redeem, repay or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which the Company may be permitted to redeem the Debt Securities, in whole or in part, at its option;

●	the terms, if any, upon which the Debt Securities may be converted into or exchanged for Common Shares or other securities of the Company;

●	whether the Debt Securities will be senior debt or subordinated to other indebtedness of the Company;

●	the terms, if any, upon which the Company may be permitted or restricted from the issuance of additional securities, the incurring of additional indebtedness or subject to other material negative covenants;

●	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Debt Securities will be listed on any exchange;

●	material United States and Canadian federal income tax consequences of purchasing the Debt Securities; and

●	any other material terms or conditions of the Debt Securities.

The statements made in this Prospectus relating to any Debt Securities to be issued under this Prospectus or the applicable trust indenture are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Debt Securities and any applicable trust indenture. Prospective investors should refer to the terms of specific Debt Securities being offered, including the applicable trust indenture.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing markets for the Securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto.

The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of the Securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business. In connection with any underwritten offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Securities.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

LEGAL MATTERS

Unless otherwise specified in an applicable Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Millburn LLP with respect to United States legal matters.

BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, none of the Company’s directors, executive officers or a shareholder holding a sufficient number of securities to affect materially the control of the Company:

(a)	is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate (a copy of which is attached) with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

INTEREST OF EXPERTS

Names of Experts

The following are the names of each person or company who has prepared or certified a statement, report or opinion relating to the Company’s mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

With respect to the Current KSM Report, the following experts are named and their responsibilities are as follows:

●	Tetra Tech Inc., under the direction of Hassan Ghaffari, P.Eng. (overall report preparation, winter access road, infrastructure, capital costs (except for open pit mining, underground mining, permanent electrical power supply and distribution, energy recovery, NTL contribution and MTDT mini hydro generation station costs), economic analysis and construction critical path), Jianhui (John) Huang, Ph.D., P.Eng. (mineral processing and metallurgical testing, recovery methods, market studies and contracts, operating costs (excluding open pit and underground mining costs) and metallurgical performance and process)

●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (open pit mining, MTT, rail systems and infrastructure tunnels)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (power supply, distribution and utilization)

●	ERM Consultants Canada Ltd. under the direction of Rolf Schmitt, P. Geo. (environmental matters and water management (water balance, temporary water treatment plants and geochemistry database))

●	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson, P.Geo. (water management)

●	Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG (mineral resources and drilling)

●	Golder Associates Ltd. under the direction of Ross Hammett, Ph.D., P.Eng. (underground mining)

●	BGC Engineering Inc. under the direction of Derrek Kinakin, P.Geo. (pit slopes and open pit slopes)

●	McElhanney Consulting Services Ltd. under the direction of Brendon Masson, P.Eng. (permanent and construction access roads and logistics)

●	Wood Canada Ltd. under the direction of Kirk Hanson, P.E. (capital and operating cost estimates, economic analysis and data verification)

With respect to the Courageous Lake Report, the following experts are named and their responsibilities are identified:

●	Tetra Tech Inc., under the direction of Jianhui (John) Huang, Ph. D., P.Eng. (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Sabry Abdel Hafez, Ph.D., P.Eng. (financial evaluation)

●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mining, mine capital and mine operating costs)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (power generation)

●	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier, P.Eng. (environmental matters)

●	Golder Associates Ltd. under the direction of Albert Victor Chance, P.Eng. (open pit slope stability)

●	Tetra Tech EBA Inc. under the direction of Nigel Goldup, P.Eng. (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones P.Eng. (airstrip upgrade)

●	SRK Consulting (Canada) Inc., under the direction of Stephen Day, M.Sc., P.Geo. (metal leaching and acid rock drainage)

●	Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG (mineral resources)

William Threlkeld, P.Geo., the Senior Vice President, Exploration of the Company and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Company at both the KSM Project and Courageous Lake Project. Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG is named as having prepared resource estimates for the Walsh lake deposit at the Courageous Lake Project after the date of the Courageous Lake Report.

Each of the persons referenced above is a qualified person as such term is defined in NI 43-101.

Interests of Experts

To Seabridge’s knowledge, none of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate in relation to each such company or firm, less than one percent of the securities of the Company.

Other than as set out below, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

Mr. Threlkeld, the Senior Vice President, Exploration of the Company, owns 370,597 Common Shares of the Company and options to purchase 130,000 Common Shares at various prices.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the consents of the geologists, engineers and other experts named herein; (iv) the consent of DuMoulin Black LLP; and (v) the powers of attorney from certain directors and officers of Seabridge.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act and its principal place of business is in Canada. Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States. The Company’s Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC or any civil suit or action brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Certain of the Company’s directors reside outside of Canada, being Rudi P. Fronk, A. Frederick Banfield, Richard Kraus, Eliseo Gonzalez-Urien, Jay Layman and Melanie Miller. Each of such directors has appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process.

Each of (a) William Threlkeld, (b) Michael Lechner, (c) Resource Modeling Inc. and (d) Kirk Hanson is resident outside Canada or, in the case of a company, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Each of (a) William Threlkeld, (b) Michael Lechner and (c) Resource Modeling Inc. have appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process. Kirk Hanson has appointed Wood Canada Limited, 2020 Winston Park Drive, Suite 700 Oakville, Ontario, L6H 6X7 as his agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto.

Original purchasers of Units, Warrants (if offered separately), Debt Securities and Subscription Receipts, other than original purchasers who acquire Units, Warrants, Subscription Receipts or Debt Securities in the United States, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Unit, Warrant, Debt Security and Subscription Receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Unit, Warrant, Subscription Receipt or Debt Security, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of Warrants, Subscription Receipts or Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which Warrants, Subscription Receipts or Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.